No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF May 2009

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

The Board of Directors of Honda Motor Co., Ltd., at its meeting held on May 15, 2009, resolved to propose a matter of “Amendments to Articles of Incorporation” as follows as an agenda item for the Company’s 85th ordinary general meeting of shareholders scheduled to be held on June 23, 2009.

Exhibit 2:

On May 29, 2008, Honda Motor Co., Ltd., issued and sent to its shareholders the Notice of Convocation of the 85th Ordinary General Meeting of Shareholders.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Yoichi Hojo
Yoichi Hojo
Director
Chief Operating Officer for
Business Management Operations
Honda Motor Co., Ltd.

Date: June 25, 2009

[Translation]

May 15, 2009

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.

1-1, Minami-Aoyama 2-chome,

Minato-ku, 107-8556 Tokyo

Takeo Fukui

President and Representative Director

Notice Concerning Partial Amendments to Articles of Incorporation

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on May 15, 2009, resolved to propose a matter of “Amendments to Articles of Incorporation” as follows as an agenda item for the Company’s 85th ordinary general meeting of shareholders scheduled to be held on June 23, 2009.

Particulars

1.	Reasons for Amendments

Due to the enforcement of The Law for Partial Amendment to the Law Concerning Book-Entry Transfer of Corporate Bonds and Other Securities for the Purpose of Streamlining the Settlement of Trades of Stocks and Other Securities. (Law No. 88 of 2004) as of January 5, 2009, all listed shares of stock concurrently became eligible for book-entry transfer (the so called “Dematerialization System”). In accordance with the aforementioned enforcement, a proposal has been made to make necessary amendments to the overall text of the Articles of Incorporation, including the deletion of articles which are no longer necessary, such as those concerning share certificates, beneficial shareholders and the register of beneficial shareholders, as well as to alter the numbering of the Articles of Incorporation. In addition, a proposal has also been made to enact Supplementary Provisions in order to provide transitional measures due to the amendment to the Articles of Incorporation. (Article 1 and 2 of the Supplementary Provisions to Proposed Amendment)

2.	Details of Amendments

Portions of the existing Articles of Incorporation will be amended as follows:

Existing Articles of Incorporation	Proposed Amendments
Chapter II. Shares Article 7. (Issuance of shares) The Company shall issue share certificates representing its issued shares.	Chapter II. Shares [Deleted]

Article 8. (Number of shares constituting one voting unit, and non-issuance of share certificates representing less than one voting unit)	Article 7. (Number of shares constituting one voting unit)

The number of shares constituting one voting unit in the Company consists of one hundred (100) shares.

Notwithstanding the preceding Article, the Company shall not issue any share certificates representing Shares Less Than One Voting Unit; provided, however, that this shall not apply to the matters otherwise provided for in the Share Handling Regulations.

The number of shares constituting one voting unit in the Company consists of one hundred (100) shares. [Deleted]

Article 9. (Request for sale of Shares Less Than One Voting Unit)

A shareholder of the Company (including a beneficial shareholder; the same applies hereinafter) may, in accordance with the provisions of the Share Handling Regulations, make a request to the effect that such number of shares should be sold to it that will, when added to the Shares Less Than One Voting Unit already held by that shareholder, constitute one voting unit of shares.

Article 8. (Request for sale of Shares Less Than One Voting Unit)

A shareholder of the Company may, in accordance with the provisions of the Share Handling Regulations, make a request to the effect that such number of shares should be sold to it that will, when added to the Shares Less Than One Voting Unit already held by that shareholder, constitute one voting unit of shares.

Article 10. (Procedures relating to shares, etc.)

The denomination of the share certificates of the Company shall be provided for in the Share Handling Regulations established by the Board of Directors.

Article 9. (Procedures relating to shares, etc.) [Deleted]

Entry of the name of the transferee of shares in the shareholders’ register, purchase and request for sale of Shares Less Than One Voting Unit and other procedures and fees relating to shares shall be governed by the Share Handling Regulations established by the Board of Directors.

Entries in the shareholders’ register, purchase and request for sale of Shares Less Than One Voting Unit and other procedures and fees relating to shares shall be governed by the Share Handling Regulations established by the Board of Directors.

Article 11. (Shareholders’ Register Manager) The Company shall have a Shareholders’ Register Manager.	Article 10. (Shareholders’ Register Manager) The Company shall have a Shareholders’ Register Manager.

The Shareholders’ Register Manager and its place of business shall be decided by resolution of the Board of Directors, and a public notice thereof shall be given. Preparation and storage of the shareholders’ register (which term shall also include the register of beneficial shareholders in this document) of the Company, the register of stock acquisition rights, and the register of lost share certificates and any other business relating to shares and stock acquisition rights shall be delegated to the Shareholders’ Register Manager and not conducted by the Company.

The Shareholders’ Register Manager and its place of business shall be decided by resolution of the Board of Directors, and a public notice thereof shall be given. Preparation and storage of the shareholders’ register of the Company and the register of stock acquisition rights and any other business relating to shares and stock acquisition rights shall be delegated to the Shareholders’ Register Manager and not conducted by the Company.

Article 12. to Article 37. [Text of the articles abbreviated]	Article 11. to Article 36. [No changes made to the existing text of the articles]

Supplemental Provisions (Amendments to the articles of incorporation as of June 23, 2009)

[Newly Enacted]

Article 1. Preparation and storage of the register of lost share certificates and any other business relating thereto shall be delegated to the Shareholders’ Register Manager and shall not be conducted by the Company.

[Newly Enacted]	Article 2. This and the preceding Article will be valid only until January 5, 2010 and will be deleted as of January 6, 2010.

*	The underlines indicate the portions to be amended.

3.	Schedule

Scheduled date of the ordinary general meeting of shareholders for the purpose of the amendments to the Articles of Incorporation:

Tuesday, June 23, 2009

Scheduled date when amendments to the Articles of Incorporation come into effect:

Tuesday, June 23, 2009

Securities Code Number: 7267

NOTICE OF CONVOCATION OF

THE 85TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD AT GRAND PACIFIC LE DAIBA, TOKYO, JAPAN

ON JUNE 23, 2009 AT 10:00 A.M.

(This is a translation of the original notice

in the Japanese language mailed on May 29, 2009

to stockholders in Japan, and is for reference purposes only.)

HONDA MOTOR CO., LTD.

(HONDA GIKEN KOGYO KABUSHIKI KAISHA)

TOKYO, JAPAN

[Translation]

May 29, 2009

To Stockholders:

Notice of Convocation of the 85th

Ordinary General Meeting of Shareholders

Dear Stockholders:

You are hereby notified that the 85th Ordinary General Meeting of Shareholders will be held as stated below. You are respectfully requested to attend the meeting.

Please note that, if you do not plan to attend the annual meeting, you may vote by one of the two methods outlined below. We request that you exercise your vote after examining the reference documents and other materials enclosed that are related to the annual meeting.

Vote by mail: Please indicate whether you are in favor of, or opposed to, the proposals on the enclosed Annual Meeting Proxy Card, and then send the proxy card to arrive no later than 6pm on Monday, June 22, 2009.

Yours faithfully,

Honda Motor Co., Ltd.
1-1, Minami-Aoyama, 2-chome Minato-ku, Tokyo

By: Takeo Fukui
President and Representative Director

Request: We request that when arriving at the meeting you present the voting right exercise form enclosed herewith to the meeting hall receptionist.

Particulars

1. Time and Date:	10:00 a.m. on June 23, 2009 (Tuesday)

2. Place:	GRAND PACIFIC LE DAIBA
Palais Royal on the first basement level, at 2-6-1 Daiba, Minato-ku, Tokyo

3. Agenda:

Matters to be reported:

1.	Report on the Business Report, Consolidated Balance Sheets, Consolidated Statements of Income, Unconsolidated Balance Sheets and Unconsolidated Statements of Operations for the 85th Fiscal Year (from April 1, 2008 to March 31, 2009);

2.	Report on the results of the audit of the consolidated financial statements for the 85th Fiscal Year (from April 1, 2008 to March 31, 2009) by the independent auditors and the Board of Corporate Auditors.

Matters to be resolved:

First Item:

Distribution of Dividends

Second Item:

Partial Amendment to the Articles of Incorporation

Third Item:

Election of Twenty-One (21) Directors

Fourth Item:

Election of One (1) Corporate Auditor

Fifth Item:

Payment of Bonus to Directors and Corporate Auditors for the 85th Fiscal Year

Details regarding these agenda items are contained in the “Business Report for the 85th Fiscal Year,” which is appended to this Notice of Convocation.

*	In the case that revisions are made to the general shareholders’ meeting reference materials or attached materials, the revised items will be posted on the Company’s website.

Japanese    http://www.honda.co.jp/investors     English    http://world.honda.com/investors

REFERENCE DOCUMENTS

CONCERNING EXERCISE OF VOTING RIGHT

Reference matters with respect to the proposals:

FIRST ITEM: Distribution of Dividends

The Company strives to maintain a global perspective, develop its operations in many countries throughout the world and increase its corporate value.

With respect to the distribution of profits, the Company regards the distribution of profits to its stockholders to be one of the most important issues for management, and the Company’s basic policy for dividends is to make dividend distributions after taking into account its long-term strategy and consolidated earnings performance. The Company will also acquire its own stock from time to time with the objectives of improving capital efficiency and flexibly implementing capital policies.

Regarding the year-end dividend for the fiscal year under review, after considering various factors such as the Company’s goals of strengthening its condition and developing its business operations, the following conditions are proposed:

(1) Conditions and Total Value of Dividend Assets Allocated to Stockholders

¥8 per share of common stock

Total value of ¥14,516,872,000

(2) Effective Date of Distribution of Dividends

June 24, 2009

SECOND ITEM: Partial Amendment to the Articles of Incorporation

(1) Reasons for Amendment:

Due to the enforcement of The Law for Partial Amendment to the Law Concerning Book-Entry Transfer of Corporate Bonds and Other Securities for the Purpose of Streamlining the Settlement of Trades of Stocks and Other Securities (Law No. 88 of 2004) as of January 5, 2009, all listed shares of stock concurrently became eligible for book-entry transfer (the so-called “Dematerialization System”). In accordance with the aforementioned enforcement, a proposal has been made to make necessary amendments to the overall text of the Articles of Incorporation, including the deletion of articles which are no longer necessary, such as those concerning share certificates, beneficial shareholders and the register of beneficial shareholders, as well as to alter the numbering of the Articles of Incorporation.

In addition, a proposal has also been made to enact Supplementary Provisions in order to provide transitional measures due to the amendment to the Articles of Incorporation. (Article 1 and 2 of the Supplementary Provisions to Proposed Amendment)

(2) Contents of Amendment:

Portions of the existing Articles of Incorporation will be amended as follows:

(The underlines indicate the portions to be amended.)

Existing Articles of Incorporation	Proposed Amendments
Chapter II. Shares	Chapter II. Shares

Article 7. (Issuance of shares)	[Deleted]

The Company shall issue share certificates representing its issued shares.

Article 8. (Number of shares constituting one voting unit, and non-issuance of share certificates representing less than one voting unit)	Article 7. (Number of shares constituting one voting unit)

The number of shares constituting one voting unit in the Company consists of one hundred (100) shares.	The number of shares constituting one voting unit in the Company consists of one hundred (100) shares.

Notwithstanding the preceding Article, the Company shall not issue any share certificates representing Shares Less Than One Voting Unit; provided, however, that this shall not apply to the matters otherwise provided for in the Share Handling Regulations.

[Deleted]

Article 9. (Request for sale of Shares Less Than One Voting Unit)	Article 8. (Request for sale of Shares Less Than One Voting Unit)

A shareholder of the Company (including a beneficial share- holder; the same applies hereinafter) may, in accordance with the provisions of the Share Handling Regulations, make a request to the effect that such number of shares should be sold to it that will, when added to the Shares Less Than One Voting Unit already held by that shareholder, constitute one voting unit of shares.	A shareholder of the Company may, in accordance with the provisions of the Share Handling Regulations, make a request to the effect that such number of shares should be sold to it that will, when added to the Shares Less Than One Voting Unit already held by that shareholder, constitute one voting unit of shares.

Existing Articles of Incorporation	Proposed Amendments
Article 10. (Procedures relating to shares, etc.)	Article 9. (Procedures relating to shares, etc.)

The denomination of the share certificates of the Company shall be provided for in the Share Handling Regulations established by the Board of Directors.	[Deleted]

Entry of the name of the transferee of shares in the shareholders’ register, purchase and request for sale of Shares Less Than One Voting Unit and other procedures and fees relating to shares shall be governed by the Share Handling Regulations established by the Board of Directors.

Entries in the shareholders’ register, purchase and request for sale of Shares Less Than One Voting Unit and other procedures and fees relating to shares shall be governed by the Share Handling Regulations established by the Board of Directors.

Article 11. (Shareholders’ Register Manager)	Article 10. (Shareholders’ Register Manager)

The Company shall have a Shareholders’ Register Manager.	The Company shall have a Shareholders’ Register Manager.

The Shareholders’ Register Manager and its place of business shall be decided by resolution of the Board of Directors, and a public notice thereof shall be given.	The Shareholders’ Register Manager and its place of business shall be decided by resolution of the Board of Directors, and a public notice thereof shall be given.

Preparation and storage of the shareholders’ register (which term shall also include the register of beneficial shareholders in this document) of the Company, the register of stock acquisition rights, and the register of lost share certificates and any other business relating to shares and stock acquisition rights shall be delegated to the Shareholders’ Register Manager and not conducted by the Company.

Preparation and storage of the shareholders’ register of the Company and the register of stock acquisition rights and any other business relating to shares and stock acquisition rights shall be delegated to the Shareholders’ Register Manager and not conducted by the Company.

Article 12. to Article 37.	Article 11. to Article 36.

[Text of the articles abbreviated]	[No changes made to the existing text of the articles]

Supplemental Provisions (Amendments to the Articles of Incorporation as of June 23, 2009)

[Newly Enacted]

Article 1. Preparation and storage of the register of lost share certificates and any other business relating thereto shall be delegated to the Shareholders’ Register Manager and shall not be conducted by the Company.

[Newly Enacted]	Article 2. This and the preceding Article will be valid only until January 5, 2010 and will be deleted as of January 6, 2010.

THIRD ITEM: Election of Twenty-One (21) Directors

The term of office of each of the twenty-one (21) current Directors is due to expire at the close of this meeting. It is proposed that twenty-one (21) Directors be elected at this meeting. The names and particulars of the twenty-one (21) candidates for the position of Director are provided below.

Candidate No.	Name (Date of birth)	Resume, current position and responsibilities * denotes representation of other companies	Number of shares of the Company held	Special interest between the candidate and the Company
1.	Satoshi Aoki (August 19, 1946)	Joined Honda in April 1969 General Manager of Finance Division for Business Management Operations in June 1994 Director of the Company in June 1995 Chief Operating Officer for Business Management Operations in June 1998 Managing Director of the Company in June 1998 Senior Managing Director of the Company in June 2000 Compliance Officer in April 2004 Executive Vice President and Director of the Company in June 2005 Chairman and Director of the Company in June 2007 (present)	20,100	None

2.	Takeo Fukui (November 28, 1944)

Joined Honda in April 1969

President and Director of Honda Racing Corporation in May 1987

Managing Director of Honda R&D Co., Ltd. in May 1987

Director of the Company in June 1988

Senior Managing Director of Honda R&D Co., Ltd. in June 1990

Executive Vice President and Director of Honda of America Mfg., Inc. in June 1994

Managing Director of the Company in June 1996

President and Director of Honda of America Mfg., Inc. in June 1996

President and Director of Honda R&D Co., Ltd. in June 1998

Motor Sports in June 1999

Senior Managing Director of the Company in June 1999

President and Director of the Company in June 2003 (present)

			27,700	None

Candidate No.	Name (Date of birth)	Resume, current position and responsibilities * denotes representation of other companies	Number of shares of the Company held	Special interest between the candidate and the Company
3.	Koichi Kondo (February 13, 1947)

Joined Honda in April 1970

President and Director of Honda Motor do Brasil Ltda. (presently Honda South America Ltda.) in June 1996 President and Director of Moto Honda da Amazonia Ltda. in June 1996

President and Director of Honda Automoveis do Brasil Ltda. in June 1996

Director of the Company in June 1997

Chief Operating Officer for Regional Operations (Latin America) in April 2000

Managing Director of the Company in June 2002

Executive Vice President and Director of American Honda Motor Co., Inc. in April 2003

President and Director of American Honda Motor Co., Inc. in June 2003

Chief Operating Officer for Regional Operations (North America) in April 2004

President and Director of Honda North America, Inc. in April 2005

Senior Managing Director of the Company in June 2005 Chief Operating Officer for Regional Sales Operations (Japan) in April 2007

Chairman and Director of American Honda Motor Co., Inc. in April 2007

Executive Vice President and Director of the Company in June 2007 (present)

			12,700	None

4.	Atsuyoshi Hyogo	Joined Honda in April 1972	20,500	None
	(January 2, 1949)	President and Director of Honda Canada Inc. in October 1993
Director of the Company in June 1995
Executive Vice President and Director of American Honda Motor Co., Inc. in June 1996
Managing Director of the Company in June 1998
Chief Operating Officer for Regional Operations (China) in April 2003 (present)
President of Honda Motor (China) Investment Corporation, Limited in February 2004 (present)
Senior Managing Director of the Company in June 2005 (present)
(Representation of other companies)

* President of Honda Motor (China) Investment Corporation, Limited

5.	Mikio Yoshimi	Joined Honda in April 1970	10,200	None
	(September 6, 1947)	Executive Vice President and Director of Honda of America Mfg., Inc. in June 1998
Director of the Company in June 1998
President and Director of Honda Manufacturing of Alabama, LLC in April 2000
Human Resources and Associate Relations for Business Support Operations in April 2002
Human Resources, Associate Relations and Administration for Business Support Operations in April 2003
Chief Operating Officer for Business Support Operations in April 2004
Managing Director of the Company in June 2004
Compliance Officer in April 2005 (present)
Chief Officer of Driving Safety Promotion Center in April 2006
Government & Industrial Affairs in April 2006 (present) Senior Managing Director of the Company in June 2006 (present)

Candidate No.	Name (Date of birth)	Resume, current position and responsibilities * denotes representation of other companies	Number of shares of the Company held	Special interest between the candidate and the Company
6.	Takanobu Ito	Joined Honda in April 1978	8,800	None
	(August 29, 1953)	Executive Vice President of Honda R&D Americas, Inc. in April 1998
		Director of the Company in June 2000
		Senior Managing Director of Honda R&D Co., Ltd. in June 2001
		Managing Director of the Company in June 2003
		Motor Sports in June 2003
		President and Director of Honda R&D Co., Ltd. in June 2003
		General Supervisor, Motor Sports in April 2004
		General Manager of Suzuka Factory of Production Operations in April 2005
		Managing Officer of the Company in June 2005
		Chief Operating Officer for Automobile Operations in April 2007
		Senior Managing Director of the Company in June 2007 (present)
		President and Director of Honda R&D Co., Ltd. in April 2009 (present)
		(Representation of other companies)

		* President and Director of Honda R&D Co., Ltd.

7.	Shigeru Takagi	Joined Honda in April 1974	12,400	None
	(February 4, 1952)	President and Director of Honda Canada Inc. in June 1998
		Director of the Company in June 1998
		Chief Operating Officer for Regional Operations (Europe, the Middle & Near East and Africa) in April 2004 (present)
		President and Director of Honda Motor Europe Ltd. in April 2004 (present)
		Managing Director of the Company in June 2004
		Senior Managing Director of the Company in June 2008 (present)
		(Representation of other companies)

		* President and Director of Honda Motor Europe Ltd.

8.	Akio Hamada	Joined Honda in April 1971	8,800	None
	(December 2, 1948)	Stationed at Honda Canada Inc. in June 1998
		Director of the Company in June 1999
		President and Director of Honda Engineering Co., Ltd. in June 2001
		President and Director of Honda of America Mfg., Inc. in April 2005
		Managing Officer of the Company in June 2005
		Chief Operating Officer for Production Operations in April 2008 (present)
		Risk Management Officer in April 2008 (present)
		General Supervisor, Information Systems in April 2008 (present)
		Senior Managing Director of the Company in June 2008 (present)
		General Supervisor, Quality in April 2009 (present)

Candidate No.	Name (Date of birth)	Resume, current position and responsibilities * denotes representation of other companies	Number of shares of the Company held	Special interest between the candidate and the Company
9.	Tetsuo Iwamura	Joined Honda in April 1978	10,000	None
	(May 30, 1951)	Chief Operating Officer for Parts Operations in April 2000
		Director of the Company in June 2000
		Chief Operating Officer for Regional Operations (Latin America) in April 2003
		President and Director of Honda South America Ltda. in April 2003
		President and Director of Moto Honda da Amazonia Ltda. in April 2003
		President and Director of Honda Automoveis do Brasil Ltda. in April 2003
		Managing Director of the Company in June 2006
		Chief Operating Officer for Regional Operations (North America) in April 2007 (present)
		President and Director of Honda North America, Inc. in April 2007 (present)
		President and Director of American Honda Motor Co., Inc. in April 2007 (present)
		Senior Managing Director of the Company in June 2008 (present)
		(Representation of other companies)

		* President and Director of Honda North America, Inc.
		* President and Director of American Honda Motor Co., Inc.

10.	Tatsuhiro Oyama (July 9, 1950)	Joined Honda in April 1969 General Manager of Motorcycle Sales Division for Regional Sales Operations (Japan) in April 2001	12,400	None
		Director of the Company in June 2001
		President and Director of Honda Motorcycle Japan Co., Ltd. in August 2001
		Chief Operating Officer for Parts Operations in April 2003
		Chief Operating Officer for Regional Operations (Asia & Oceania) in April 2006
		President and Director of Asian Honda Motor Co., Ltd. in April 2006
		Managing Director of the Company in June 2006 (present)
		Chief Operating Officer for Motorcycle Operations in April 2008 (present)

11.	Fumihiko Ike (May 26, 1952)	Joined Honda in February 1982 Chief Operating Officer for Power Product Operations in April 2003	11,300	None
		Director of the Company in June 2003
		Chief Operating Officer for Business Management Operations in April 2006
		Managing Director of the Company in June 2007 (present)
		Chief Operating Officer for Regional Operations (Asia & Oceania) in April 2008 (present)
		President and Director of Asian Honda Motor Co., Ltd. in April 2008 (present)
		(Representation of other companies)

		* President and Director of Asian Honda Motor Co., Ltd.

12.	Masaya Yamashita (April 5, 1953)	Joined Honda in April 1977 General Manager of Automobile Purchasing Division 1 in Purchasing Operations in April 2002	8,800	None
		Director of the Company in June 2003
		Operating Officer of the Company in June 2005
		General Manager of Kumamoto Factory of Production Operations in April 2006
		Chief Operating Officer for Purchasing Operations in April 2008 (present)
		Managing Director of the Company in June 2008 (present)

Candidate No.	Name (Date of birth)	Resume, current position and responsibilities * denotes representation of other companies	Number of shares of the Company held	Special interest between the candidate and the Company
13.	Kensaku Hogen	Ambassador to Canada in April 2001	300	None
	(August 2, 1941)	Director of the Company in June 2005 (present)

14.	Sho Minekawa	Joined Honda in April 1978	10,600	None
	(October 27, 1954)	President of Guangzhou Honda Automobile Co., Ltd. in April 2004
		Director of the Company in June 2004
		Operating Officer of the Company in June 2005
		Chief Operating Officer for Regional Operations (Latin America) in April 2007 (present)
		President and Director of Honda South America Ltda. in April 2007 (present)
		President and Director of Moto Honda da Amazonia Ltda. in April 2007 (present)
		President and Director of Honda Automoveis do Brasil Ltda. in April 2007 (present)
		Director of the Company in June 2007 (present)
		(Representation of other companies)

		* President and Director of Honda South America Ltda.
		* President and Director of Moto Honda da Amazonia Ltda.
		* President and Director of Honda Automoveis do Brasil Ltda.

15.	Hiroshi Soda	Joined Honda in April 1979	10,000	None
	(September 14, 1956)	Executive Vice President and Director of Honda North America, Inc. in January 2000
		Operating Officer of the Company in June 2005
		Executive Vice President and Director of American Honda Motor Co., Inc. in December 2006
		Chief Operating Officer for Business Support Operations in April 2008 (present)
		Chief Officer of Driving Safety Promotion Center in April 2008 (present)
		Director of the Company in June 2008 (present)
		Corporate Communications in April 2009 (present)

16.	Takuji Yamada	Joined Honda in April 1980	8,800	None
	(September 28, 1956)	Executive Vice President and Director of American Honda Motor Co., Inc. in December 2004
		Operating Officer of the Company in June 2005
		President and Director of Honda Motor Europe (North) GmbH in April 2006
		Chief Operating Officer for Power Product Operations in April 2008 (present)
		Director of the Company in June 2008 (present)

17.	Yoichi Hojo	Joined Honda in April 1978	9,400	None
	(February 17, 1956)	General Manager of Automobile Purchasing Division 2 in Purchasing Operations in April 2006
		Operating Officer of the Company in June 2006
		Chief Operating Officer for Business Management Operations in April 2008 (present)
		Director of the Company in June 2008 (present)

Candidate No.	Name (Date of birth)	Resume, current position and responsibilities * denotes representation of other companies	Number of shares of the Company held	Special interest between the candidate and the Company
18.	Nobuo Kuroyanagi† (December 18, 1941)	Joined Mitsubishi Bank, Ltd. (presently, The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU)) in April 1965	None	None
		Director of Mitsubishi Bank, Ltd. in June 1992
		Director of The Bank of Tokyo-Mitsubishi, Ltd. (BTM; presently, BTMU) in April 1996
		Managing Director of BTM in June 1996
		Managing Officer of BTM in June 2001
		Deputy President of BTM in June 2002
		Director of Mitsubishi Tokyo Financial Group, Inc. (MTFG; presently, Mitsubishi UFJ Financial Group, Inc. (MUFG)) in June 2003
		President of BTM in June 2004.
		President and CEO of MTFG in June 2004
		President and CEO of MUFG in October 2005 (present)
		President of BTMU in January 2006
		Chairman of BTMU in April 2008 (present)
		(Representation of other companies)

		* President and CEO of MUFG
		* Chairman of BTMU

19.	Hiroshi Kobayashi†	Joined Honda in April 1978	12,500	None
	(November 12, 1954)	Executive Vice President and Director of Honda Motor Europe Ltd. in April 2003
		Director of the Company in June 2003
		President and Director of Honda Canada Inc. in April 2004
		Operating Officer of the Company in June 2005 (present)
		Deputy Chief Operating Officer for Regional Sales Operations (Japan); General Manager of Automobile Sales Operations for Regional Sales Operations (Japan); General Manager of Aftermarket Operations in Regional Sales Operations (Japan); General Manager of ASIMO Business Office in Regional Sales Operations (Japan) in April 2008 Chief Operating Officer for Regional Sales Operations (Japan) in April 2009 (present)

20.	Tsuneo Tanai†	Joined Honda in April 1981	9,400	None
	(January 24, 1957)	Managing Director of Honda R&D Co., Ltd. in June 2004
		Executive Vice President of Honda of America Mfg., Inc. in April 2006
		Operating Officer of the Company in June 2006 (present)
		President and Director of Honda of America Mfg, Inc. in April 2008
		Chief Operating Officer for Automobile Operations in April 2009 (present)

21.	Hiroyuki Yamada†	Joined Honda in April 1982	3,000	None
	(December 14, 1956)	Stationed at American Honda Motor Co., Inc. in April 2004
		Chief Operating Officer for Customer Service Operations in April 2009 (present)

Notes:	1. † denotes new candidates.

2. Matters related to outside Director candidates are as follows:

(1) Kensaku Hogen and Nobuo Kuroyanagi are candidates for the position of outside Director as defined in Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of the Company Law.

(2) Reasons for selection of candidates for the position of outside Director

Kensaku Hogen is proposed as a candidate because the Company wishes to receive his advice about the Company’s activities given from an objective, broad-ranging and high level perspective, and based on his rich experience and high level of insight regarding diplomacy. Although he has not engaged in corporate management, the Company believes that he can perform the duties of an outside Director based on his experience and insight mentioned above.

Nobuo Kuroyanagi is proposed as a candidate because the Company wishes to receive his advice about the Company’s activities given from an objective, broad-ranging and high level perspective, and based on his rich experience and high level of insight regarding corporate management.

(3) Incidence of inappropriate corporate operations at other companies for which the candidate was serving as an officer (during the past five years), actions taken beforehand to prevent such operations and subsequent actions taken in response to such operations.

The candidate Nobuo Kuroyanagi has been serving as a representative director of Mitsubishi UFJ Financial Group, Inc. (MUFG) and The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU), and, in December 2006, those companies received enforcement actions ordering improvement of then-current operations from the competent U.S. regulatory authorities with respect to the failure to implement the anti-money laundering compliance regulations in the U.S. BTMU, for which the candidate has been serving as a representative director, was also ordered by Japan’s Financial Services Agency (FSA) to improve its operations in connection with the misappropriation of customers’ savings by part-time employees in August 2005; in connection with transactions of corporate banking service marketing units that were problematic from the perspective of compliance administration in February 2007; and in connection with problems related to management administration systems, legal and other compliance systems, and internal administration systems, etc. regarding overseas operations, investment trust marketing operations, and other operations in June 2007. In addition, Mitsubishi Motor Corp., for which the candidate served as an outside corporate auditor from June 25, 2003 through June 29, 2004, was found to have not properly executed measures in connection with product-related recalls, etc. While Nobuo Kuroyanagi was not aware of such problematic situations in advance, he has been expressing opinions promoting strict compliance with relevant laws and regulations at Board of Directors meetings. After those situations emerged, he expressed opinions regarding the need for thorough investigation of the situations and the measure to prevent their recurrence.

(4) Number of years since candidate’s original assumption of position of outside Director (up to the end of this general meeting of shareholders)

Kensaku Hogen Four years

FOURTH ITEM: Election of One (1) Corporate Auditor

As the term of office of the current Corporate Auditor, Shinichi Sakamoto, is due to expire at the close of this meeting, it is proposed that one (1) Corporate Auditor be elected at the meeting. The name and particulars of the one (1) candidate for the position of Corporate Auditor are provided below.

This proposal has been approved in advance by the Board of Corporate Auditors.

Candidate No.	Name (Date of birth)	Resume, current position and responsibilities * denotes representation of other companies	Number of shares of the Company held	Special interest between the candidate and the Company
1.	Hideki Okada†	Joined Honda in April 1977	8,900	None
	(June 1, 1953)	General Manager of Accounting Division for Business Management Operations in June 2004
		Operating Officer of the Company in June 2006 (present)
		General Manager of Regional Operation Planning Office (North America) in April 2007
		Executive Vice President of American Honda Motor Co., Inc. in April 2007 (present)

Note:	† denotes a new candidate.

FIFTH ITEM: Payment of Bonus to Directors and Corporate Auditors for the 85th Fiscal Year

It is proposed that the Company, after taking into consideration the business performance for the fiscal year under review, the amount of the bonus that has been paid in the past to the Directors and the Corporate Auditors and other various circumstances, pay a bonus in the total amount of 265 million, 750 thousand yen (¥265,750,000) to the twenty-one (21) Directors in office as of the end of the fiscal year (including the total amount of ¥4,460,000 to the two (2) outside Directors) and a bonus in the total amount of 27 million, 750 thousand yen (¥27,750,000) to the five (5) Corporate Auditors in office as of the end of the fiscal year in order to reward those Directors and Corporate Auditors for their service during the fiscal year. The amount of the bonus payable to each of the Directors and the Corporate Auditors would be left to the determination of the Board of Directors with regard to each Director’s bonus, and to the consultation among the Corporate Auditors with regard to each Corporate Auditor’s bonus.

Business Report for the 85th Fiscal Year

For the Period    From: April 1, 2008    To: March 31, 2009

1. OUTLINE OF BUSINESS

(1) Review of Operations

Concerning the economic environment surrounding Honda (Honda, consolidated subsidiaries and affiliates accounted for under the equity method) during the fiscal year ended March 31, 2009, crude oil and raw material prices significantly increased worldwide in the first half, followed by declines in the second half. Although the economies in the United States and Europe continued to grow in the first half, they deteriorated triggered by the financial crisis, to the extent that a further downturn due to the negative economic cycle associated with deterioration of the real economy is feared. On the other hand, in Asia, although the economies of China and India continued to expand, the pace of growth slowed, and certain countries in the region went into recession. In Japan, signs of a rapid deterioration in economic conditions could be seen, such as decreased consumer spending, with a decline in capital expenditures.

Among Honda’s principal markets, the motorcycle market contracted substantially in the second half of the fiscal year compared with the previous fiscal year. In the United States, demand fell sharply. In Brazil, India and Thailand, although markets there remained favorable in the first half, demand declined in the second half and, for the fiscal year as a whole, was at about the same level as in the previous fiscal year. On the other hand, in Indonesia, the market expanded, propelled by strong demand in the first half. In the automobile market, demand dropped substantially in the second half compared with the same period of the previous fiscal year. Demand fell markedly in North America, Western Europe and Japan. In emerging markets, although there were temporary declines in demand in Brazil, China and India, markets expanded compared with the previous fiscal year.

Amid this operating environment, Honda worked to strengthen its corporate structure to respond quickly and accurately to changes in the diverse needs of its customers and society as a whole. However, to focus limited corporate resources on necessary areas to cope with the sudden changes in the economic environment, future investments and development projects were reassessed. In R&D, Honda took proactive initiatives to develop advanced technologies to enhance safety and environmental technologies as well as the attractiveness of its products. On the production side, Honda undertook further measures to strengthen its manufacturing systems and made global alignment in production based on market demand in each region. Regarding sales, Honda worked aggressively to enhance its product lineup by launching products that offer new value as well as providing products across borders around the world.

Honda’s consolidated revenue for the fiscal year ended March 31, 2009 amounted to ¥10,011.2 billion, a decrease of 16.6% from the previous fiscal year, primarily due to currency translation effects and decreased revenue in automobile business. Consolidated operating income for the period totaled ¥189.6 billion, a decrease of 80.1% compared to the previous fiscal year. This decrease in operating income was primarily due to decreased revenue, increased raw material costs, the increase in fixed costs per unit as a result of reduced production, the negative impact of currency effects caused by the appreciation of the Japanese yen and expenses related to withdrawal from some racing activities and cancellations of development of new models, which more than offset continuing cost reduction efforts and decreased R&D expenses. Consolidated income before income taxes, minority interest and equity in income of affiliates for the period totaled ¥161.7 billion, a decrease of 81.9% from the previous fiscal year, and consolidated net income for the fiscal year ended March 31, 2009 totaled ¥137.0 billion, a decrease of 77.2% from the previous fiscal year.

Motorcycles

• New Product Launches

In motorcycle business during the fiscal year under review, in Japan, Honda launched the brand-new CB223S, a road sports model that offers basic styling along with a fun ride, and an all-new 50cc Monkey leisure model for the first time in 30 years. Also, in Japan, Honda launched the all-new super sports model CBR1000RR and added the CBR1000RR—ABS to its lineup, featuring the world’s first electronically controlled “Combined ABS” for a sports model. In North America, Honda newly launched the multi-utility vehicle Big Red that is suited for both transport-related work and leisure. In the United States, Honda launched an all-new, all-terrain vehicle (ATV) FourTrax Rancher. In Europe, the Company newly introduced the sports bike CB1000R, a naked type bike offering a powerful and dynamic performance. In Asia, Honda newly launched the all-new CZ-i 110cc Cub-type bike in Thailand, which offers a highly eco-friendly performance and low fuel consumption, along with the all-new Wave110i, also in Thailand. In other regions, in Brazil, the Company newly introduced the CG150 TITAN MIX, a motorcycle incorporating the world’s first flexible-fuel technology that can run on a mixture of bioethanol and gasoline.

• Sales Volume and Profitability

With respect to Honda’s motorcycle sales for the fiscal year ended March 31, 2009, unit sales of motorcycles totaled 10,114 thousand units, an increase of 8.5% from the previous fiscal year. Unit sales in Japan totaled 232 thousand units, a decrease of 25.4%. Unit sales outside of Japan totaled 9,882 thousand units, an increase of 9.7%*, due mainly to the increased unit sales of motorcycle knocked-down parts for local production at Honda’s affiliates accounted for under the equity method in Asia and increased unit sales in other regions, including Brazil. Revenue from sales to external customers decreased 9.4%, to ¥1,411.5 billion from the previous fiscal year, due mainly to the negative currency translation effects despite increased unit sales outside of Japan. Operating income decreased by 34.0%, to ¥99.9 billion from the previous fiscal year, primarily due to increased raw material costs, negative currency effects and increased SG&A expenses, despite decreased R&D expenses.

*	Of the net sales of Honda-brand motorcycle products that are manufactured and sold by overseas affiliates accounted for under the equity method, those for which parts for manufacturing were not supplied from Honda or its subsidiaries are not included in net sales, in conformity with U.S. generally accepted accounting principles. Accordingly, these unit sales are not included in financial results.

Automobiles

• New Product Launches

In automobile operations, in Japan, Honda launched the FREED, a brand-new compact minivan that is easy to handle and offers a spacious cabin with stylish design, and the all-new Life. In addition, in Japan and the United States, Honda launched the Insight, a brand-new hybrid vehicle that incorporates a lightweight, compact hybrid system inside a compact body, while offering superior fuel economy and fun driving. In North America, Honda brought out the all-new luxury sedan Acura TL. Also in North America and other regions, Honda launched the all-new Pilot SUV model. In Europe, the all-new Accord was introduced. In Asia, in Taiwan, Honda introduced the redesigned Fit. In addition, in China, the rest of Asia outside of Japan and other regions, the Company newly launched the all-new City entry sedan.

• Sales Volume and Profitability

Honda’s unit sales of automobiles for the fiscal year ended March 31, 2009 totaled 3,517 thousand units, a decrease of 10.4% from the previous fiscal year. In Japan, unit sales totaled 556 thousand units, a decrease of 9.6% from the previous fiscal year. Unit sales outside of Japan decreased 10.5%, to 2,961 thousand units, due mainly to decreased unit sales in North America, which more than offset the increased unit sales in Asia and other regions, including Brazil. Revenue from sales to external customers decreased 19.1%, to ¥7,674.4 billion from the previous fiscal year, due to the negative impact of the currency translation effects and decreased unit sales. Operating income decreased 96.3%, to ¥24.5 billion from the previous fiscal year, due mainly to decreased revenue, negative currency effects, the increase in fixed costs per unit as a result of reduced production, increased raw material costs and expenses related to withdrawal from some racing activities and cancellations of development of new models, which more than offset continuing cost reduction efforts and decreased R&D activities.

Financial Services

Revenue from sales to external customers in financial services business for the fiscal year ended March 31, 2009 increased 9.1%, to ¥582.2 billion from the previous fiscal year, due mainly to the increased operating lease revenues, despite negative currency translation effects. Operating income decreased 31.5%, to ¥80.6 billion from the previous fiscal year, primarily due to the increased allowance for credit risks and losses on lease residual values.

Power Products and Others

• New Product Launches

In power product operations in Japan, Honda newly launched the Yukios SB800, which is compact and lightweight that clears snow with a blade, features easy handling and enables the quick removal of snow without blowing it from one place to another. Also, in Japan, Honda introduced the Pianta FV200, a gas-powered mini-tiller that is easy to handle and uses the same butane gas canisters that are already in wide use among households for powering portable gas stoves. In addition, Honda introduced its original thin-film solar cells that reduce CO2 emissions in manufacturing processes, and satisfy specifications for use in public and industrial applications. In Asia, Honda newly launched engines specially designed for longtail boats, the GX160, the GX200 and the GX390, which are in wide use as a major form of water transportation, featuring improved handling and durability. In addition, in China, Honda newly introduced its superior-performance HRJ196 lawn mowers that are compact, lightweight and easy to use.

• Sales Volume and Profitability

Honda’s unit sales of power products totaled 5,187 thousand units, down by 14.4% from the previous fiscal year. In Japan, unit sales totaled 516 thousand units, a decrease of 6.2%. Unit sales outside of Japan decreased 15.2%, to 4,671 thousand units, due mainly to the declined sales in North America and Europe. Revenue from sales to external customers in power product and other businesses decreased by 18.5%, to ¥343.0 billion from the previous fiscal year, due mainly to decreased unit sales in power product business and the negative currency translation effects. The operating loss was ¥15.4 billion, a decrease of ¥37.8 billion from the previous fiscal year, primarily due to decreased revenue and increased R&D expenses of other businesses, more than offsetting decreased SG&A expenses.

¡ Unit Sales and Net Sales Breakdown

	Unit (thousands), Yen (millions)
Business Segment	FY2008 (reference) From April 1, 2007 to March 31, 2008		FY2009 From April 1, 2008 to March 31, 2009		Change from the previous fiscal year (reference)
	Unit sales	Net sales	Unit sales	Net sales	Unit sales	(%)	Net sales	(%)
Grand Total		12,002,834		10,011,241			-1,991,593	-16.6
Domestic		1,585,777		1,446,541			-139,236	-8.8
Overseas		10,417,057		8,564,700			-1,852,357	-17.8
North America		6,068,425		4,514,190			-1,554,235	-25.6
Europe		1,519,434		1,186,012			-333,422	-21.9
Asia		1,577,266		1,595,472			18,206	1.2
Other regions		1,251,932		1,269,026			17,094	1.4

Motorcycle Business (motorcycles only)	9,320 (9,083)	1,558,696	10,114 (9,956)	1,411,511	794 (873)	8.5 (9.6)	-147,185	-9.4
Domestic (motorcycles only)	311 (311)	93,592	232 (232)	81,822	-79 (-79)	-25.4 (-25.4)	-11,770	-12.6
Overseas (motorcycles only)	9,009 (8,772)	1,465,104	9,882 (9,724)	1,329,689	873 (952)	9.7 (10.9)	-135,415	-9.2
North America (motorcycles only)	453 (242)	265,609	320 (188)	182,284	-133 (-54)	-29.4 (-22.3)	-83,325	-31.4
Europe (motorcycles only)	313 (301)	226,687	276 (267)	178,621	-37 (-34)	-11.8 (-11.3)	-48,066	-21.2
Asia (motorcycles only)	6,633 (6,633)	484,418	7,523 (7,523)	460,412	890 (890)	13.4 (13.4)	-24,006	-5.0
Other regions (motorcycles only)	1,610 (1,596)	488,390	1,763 (1,746)	508,372	153 (150)	9.5 (9.4)	19,982	4.1

Automobile Business	3,925	9,489,391	3,517	7,674,404	-408	-10.4	-1,814,987	-19.1
Domestic	615	1,321,005	556	1,225,384	-59	-9.6	-95,621	-7.2
Overseas	3,310	8,168,386	2,961	6,449,020	-349	-10.5	-1,719,366	-21.0
North America	1,850	5,209,446	1,496	3,723,877	-354	-19.1	-1,485,569	-28.5
Europe	391	1,182,666	350	923,580	-41	-10.5	-259,086	-21.9
Asia	755	1,048,463	793	1,079,585	38	5.0	31,122	3.0
Other regions	314	727,811	322	721,978	8	2.5	-5,833	-0.8

Financial Services Business	—	533,553	—	582,261	—	—	48,708	9.1
Domestic	—	23,405	—	24,083	—	—	678	2.9
Overseas	—	510,148	—	558,178	—	—	48,030	9.4
North America	—	483,925	—	527,905	—	—	43,980	9.1
Europe	—	13,234	—	12,685	—	—	-549	-4.1
Asia	—	4,936	—	4,736	—	—	-200	-4.1
Other regions	—	8,053	—	12,852	—	—	4,799	59.6

Power Product & Other Businesses	6,057	421,194	5,187	343,065	-870	-14.4	-78,129	-18.5
Domestic	550	147,775	516	115,252	-34	-6.2	-32,523	-22.0
Overseas	5,507	273,419	4,671	227,813	-836	-15.2	-45,606	-16.7
North America	2,415	109,445	1,893	80,124	-522	-21.6	-29,321	-26.8
Europe	1,693	96,847	1,306	71,126	-387	-22.9	-25,721	-26.6
Asia	915	39,449	970	50,739	55	6.0	11,290	28.6
Other regions	484	27,678	502	25,824	18	3.7	-1,854	-6.7

Notes:	1.	Figures in this table above are the sum of completed vehicles manufactured by Honda and its consolidated subsidiaries plus units sold by affiliated companies accounted for under the equity method, for which Honda supplied the parts and components.

	2.	Unit sales of the Power Product and Other Businesses segment are the unit sales of power products. Net sales of this segment include power products and relevant parts, leisure businesses, trading and others.

(2) Capital Expenditures

Capital expenditures during the fiscal year totaled ¥599,131 million. The breakdown of capital expenditures by business segment was as follows:

	Yen (millions), %
Business Segment	FY2008 (reference)	FY2009	Change in amount (reference)	Change (%) (reference)
Motorcycle Business	86,687	90,401	3,714	4.3
Automobile Business	544,922	490,760	(54,162)	(9.9)
Financial Services Business	627	1,050	423	67.5
Power Product & Other Businesses	21,794	16,920	(4,874)	(22.4)

Total	654,030	599,131	(54,899)	(8.4)

Operating Lease Assets	839,261	668,128	(171,133)	(20.4)

Note:	Intangible assets are not included in the table above.

In addition to those for the installation of new equipment, the Company’s capital investments included those for expanding, strengthening, rationalizing and renovating manufacturing facilities as well as those for expanding and strengthening marketing and R&D facilities, etc.

(3) Liquidity and Capital Resources

Funds for financing capital investments in Honda’s manufacturing and sales businesses are provided mainly from cash generated by operating activities, bank loans and the issuance of commercial paper. The outstanding balance of funds for Honda’s manufacturing and sales businesses at the end of the fiscal year under review was ¥766.6 billion.

Honda funds its financial programs for customers and dealers primarily from corporate bonds, medium-term notes, commercial paper, securitization of monetary assets and from operating companies. The outstanding balance of funds for Honda’s financial services subsidiaries at the end of the fiscal year under review was ¥4,515.8 billion.

(4) Preparing for the Future

Due to the current economic situation, there are concerns that the economies of Japan, the U.S. and Europe will experience a downturn. In addition, the pace of economic growth of Asian countries outside of Japan is expected to slow down. Moreover, given the many uncertainties in the global business environment in which Honda operates, including political and economic instability, fluctuations in oil and raw material prices, and volatility in the currency and financial markets, Honda expects that this will continue to be an extremely challenging environment in which to do business.

With these circumstances in mind, Honda seeks to further strengthen its corporate structure by making it more flexible and dynamic and therefore better able to meet the needs of its customers and society as a whole as well as respond to changes in the business environment. Also, in order to improve the competitiveness of its products, Honda will endeavor to enhance its R&D, production and sales capabilities. Furthermore, Honda will continue to enhance its reputation in the community through Companywide activities. Honda recognizes that further enhancing the following specific areas is essential to its success:

1.	Research and Development

In connection with its efforts to develop the most effective safety and environmental technologies, Honda will continue to be innovative in advanced technology and products. Honda aims to create and introduce new value-added products to quickly respond to specific needs in various markets around the world. Honda will also continue its efforts to conduct research on experimental technologies for the future.

2.	Production Efficiency

Honda will establish and enhance efficient and flexible production systems at its global production bases and supply high quality products, with the aim of meeting the needs of its customers in each region.

3.	Sales Efficiency

Honda will remain proactive in its efforts to expand product lines through the innovative use of IT and will show its continued commitment to different customers among the world by upgrading its sales and service structure.

4.	Product Quality

In response to increasing customer demand, Honda will upgrade its quality control by enhancing the functions of and coordination among the development, purchasing, production, sales and service departments.

5.	Safety Technologies

Honda is working to develop safety technologies that enhance accident prediction and prevention, technologies to help reduce the risk of injuries to passengers and pedestrians from car accidents, and technologies that enhance compatibility between large and small vehicles, as well as expand its lineup of products incorporating such technologies. Honda will reinforce and continue to advance its contribution to traffic safety in motorized societies in Japan and abroad. Honda also intends to remain active in a variety of traffic safety programs, including advanced driving and motorcycling training programs provided by local dealerships.

6.	The Environment

Honda will step up its efforts to create better, cleaner and more fuel-efficient engine technologies and to further improve recyclables throughout its product lines. Honda will also work to advance fuel cell technology and steadily promote its new solar cell business. In addition, Honda will further its efforts to minimize its environmental impact. To this end, Honda sets global targets to reduce the environmental burden as measured by the Life Cycle Assessment*, in all areas of business, spanning production, logistics and sales.

*	Life Cycle Assessment: A comprehensive system for quantifying the impact Honda’s products have on the environment at the different stages in their life cycles, from material procurement and energy consumption to waste disposal.

7.	Continuing to Enhance Honda’s Social Reputation and Communication with the Community

In addition to continuing to provide products incorporating Honda’s advanced safety and environmental technologies, Honda will continue striving to enhance its social reputation by, among other things, strengthening its corporate governance, compliance and risk management as well as participating in community activities and making philanthropic contributions.

Through these Companywide activities, Honda will strive to become a company whose presence is welcomed by our shareholders, customers and society.

(5) Employees of the Group and the Parent Company

(a) Honda Employees

Business segment	Number of employees
	FY2008 (reference)		FY2009		Change (reference)
Motorcycle Business	36,059	(10,014)	35,908	(10,536)	-151	(522)
Automobile Business	130,457	(10,316)	133,114	(10,016)	2,657	(-300)
Financial Services Business	2,014	(15)	2,071	(33)	57	(18)
Power Product & Other Businesses	10,430	(3,449)	10,783	(2,879)	353	(-570)

Total	178,960	(23,794)	181,876	(23,464)	2,916	(-330)

(b) Employees of the Parent Company

	FY2008 (reference)		FY2009		Change (reference)
Number of employees	26,583	(5,287)	26,471	(4,199)	-112	(-1,088)
Average age	43.7		43.5		-0.2
Average number of years employed by the Company	22.6		22.3		-0.3

Note:	The number of employees of the Group and the parent company refers to full-time employees. The average number of temporary employees is shown in parentheses.

2. COMMON STOCK

(1) Total Number of Shares Issued	1,834,828,430 shares
(2) Number of Stockholders	227,878

(3) Principal Stockholders

Name	Number of shares held (thousands)	Percentage as against total shares issued (%)
Japan Trustee Services Bank, Ltd. (Trust Account 4G)	95,401	5.2
Japan Trustee Services Bank, Ltd. (Trust Account)	95,138	5.2
The Master Trust Bank of Japan, Ltd. (Trust Account)	85,350	4.7
Moxley & Co.	81,806	4.5
Tokio Marine & Nichido Fire Insurance Co., Ltd.	65,520	3.6
JPMorgan Chase Bank 380055	63,868	3.5
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	61,144	3.3
Meiji Yasuda Life Insurance Company	54,043	2.9
Sompo Japan Insurance Inc.	43,666	2.4
Mitsui Sumitomo Insurance Co., Ltd.	35,039	1.9

Notes:	1. The number of shares described above disregards and rounds off figures of less than 1,000 shares.

2.       All stocks held by Japan Trustee Services Bank, Ltd. (Trust Account 4G), Japan Trustee Services Bank, Ltd. (Trust Account) and The Master Trust Bank of Japan, Ltd. (Trust Account) are owned in connection with the respective bank’s trust business.

3. Moxley & Co. is an official holder of stock of JPMorgan Chase Bank, which is a depositary institution for American Depositary Receipts (ADRs).
4. JPMorgan Chase Bank 380055 is engaged principally in providing custody services for stocks owned by U.S. and European institutional investors as well as acting as stock transfer agent.

3. STOCK WARRANTS

No relevant information

4. CORPORATE OFFICERS

(1) Directors and Corporate Auditors

Title	Name	Area of Responsibility or Principal Occupations
Chairman and Representative Director	Satoshi Aoki

President and Representative Director	Takeo Fukui

Executive Vice President and Representative Director	Koichi Kondo	Chief Operating Officer for Regional Sales Operations (Japan)

Senior Managing Director	Atsuyoshi Hyogo	Chief Operating Officer for Regional Operations (China) President of Honda Motor (China) Investment Corporation, Ltd.

	Mikio Yoshimi	Compliance Officer Government & Industrial Affairs

	Takanobu Ito	Chief Operating Officer for Automobile Operations

	Masaaki Kato	General Supervisor, Quality Purchasing Operations Support President and Director of Honda R&D Co., Ltd.

	Shigeru Takagi	Chief Operating Officer for Regional Operations (Europe, the Middle & Near East and Africa) President and Director of Honda Motor Europe Ltd.

	Akio Hamada	Chief Operating Officer for Production Operations Risk Management Officer General Supervisor, Information Systems

	Tetsuo Iwamura	Chief Operating Officer for Regional Operations (North America) President and Director of Honda North America, Inc. President and Director of American Honda Motor Co., Inc.

Managing Director	Akira Takano	Chief Operating Officer for Customer Service Operations

	Tatsuhiro Oyama	Chief Operating Officer for Motorcycle Operations

	Fumihiko Ike	Chief Operating Officer for Regional Operations (Asia & Oceania) President and Director of Asian Honda Motor Co., Ltd.

	Masaya Yamashita	Chief Operating Officer for Purchasing Operations

Director	Satoru Kishi	Senior Advisor, The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Kensaku Hogen

Director and Advisor	Hiroyuki Yoshino

Director	Sho Minekawa

Chief Operating Officer for Regional Operations (Latin America)

President and Director of Honda South America Ltda.

President and Director of Moto Honda da Amazonia Ltda.

President and Director of Honda Automoveis do Brasil Ltda.

Title	Name	Area of Responsibility or Principal Occupations
Director	Hiroshi Soda	Chief Operating Officer for Business Support Operations Chief Officer of Driving Safety Promotion Center

	Takuji Yamada	Chief Operating Officer for Power Product Operations

	Yoichi Hojo	Chief Operating Officer for Business Management Operations

Corporate Auditor (full-time)	Toru Onda

Shinichi Sakamoto

Corporate Auditor	Koukei Higuchi	Advisor of the Board of Tokio Marine & Nichido Fire Insurance Co., Ltd.

	Fumihiko Saito	Lawyer

	Yuji Matsuda	President and Director of Mitsubishi UFJ Trust Investment Technology Institute Co., Ltd.

Notes:	1.	Mr. Satoru Kishi and Mr. Kensaku Hogen satisfy the required conditions for the outside Director provided for in Article 2, Paragraph 1, Item 15 of the Company Law.

	2.	Corporate Auditors Mr. Koukei Higuchi, Mr. Fumihiko Saito and Mr. Yuji Matsuda are outside Corporate Auditors as provided for in Article 2, Paragraph 1, Item 16 of the Company Law.

	3.	The Directors who retired during the fiscal year under review are as follows:

Minoru Harada, on June 24, 2008
Satoshi Toshida, on June 24, 2008
Koki Hirashima, on June 24, 2008
Toru Onda, on June 24, 2008

	4.	The Corporate Auditors who retired during the fiscal year under review are as follows:

Hiroshi Okubo, on June 24, 2008
Koji Miyajima, on June 24, 2008

	5.	Shinichi Sakamoto has considerable operating experience regarding financial and accounting departments and has considerable knowledge regarding finance and accounting.

	6.	The Company has introduced an operating officer system to facilitate the transfer of authority to regions and local workplaces and effectively separate the supervisory and executive roles, which is also making the Board of Directors more versatile. The Company’s Managing Officers and Operating Officers are listed below.

Title	Name	Area of Responsibility or Principal Occupations
Managing Officer	Takashi Yamamoto	General Manager of Saitama Factory of Production Operations

	Suguru Kanazawa	Executive Vice President and Director of Honda Motor Europe Ltd. President and Director of Honda of the U.K. Manufacturing Ltd.

	Hiroshi Oshima	Corporate Communications, Motor Sports

	Hidenobu Iwata	General Manager of Suzuka Factory of Production Operations

Operating Officer	Manabu Nishimae	President and Director of Honda Canada Inc.

Title	Name	Area of Responsibility or Principal Occupations
Operating Officer	Hiroshi Kobayashi

Deputy Chief Operating Officer for Regional Sales Operations (Japan)

General Manager of Automobile Sales Operations for Regional Sales Operations (Japan)

General Manager of Aftermarket Operations in Regional Sales Operations (Japan)

General Manager of Asimo Business Office in Regional Sales Operations (Japan)

	Gen Tsujii	Production for Production Operations General Manager of Automobile Production Planning Office in Production Operations President and Director of Honda Engineering Co., Ltd.

	Koichi Fukuo	Quality, Certification & Regulation Compliance

	Hideki Okada	General Manager of Regional Operation Planning Office in Regional Operations (North America) Executive Vice President and Director of American Honda Motor Co., Inc.

	Masahiro Takedagawa	President and Director of Honda Siel Cars India Ltd. President and Director of Honda Motor India Private Ltd.

	Tsuneo Tanai	President and Director of Honda of America Mfg., Inc.

	Yoshiyuki Matsumoto	Automobile Products for Automobile Operations

	Eiji Okawara	Production in China in Production Operations
President of Guangzhou Honda Automobile Co., Ltd.

	Ko Katayama	Manufacturing of Honda Canada Inc.

	Masahiro Yoshida	General Manager of Hamamatsu Factory of Production Operations

	Seiji Kuraishi	President of Dongfeng Honda Automobile Co., Ltd.

	Takashi Nagai	Executive Vice President and Director of Asian Honda Motor Co., Ltd.

	Katsushi Watanabe	General Manager of Kumamoto Factory of Production Operations

	Toshiaki Mikoshiba	East Europe, the Middle & Near East and Africa for Regional Operations (Europe, the Middle & Near East and Africa) Executive Vice President and Director of Honda Motor Europe Ltd.

	Yoshi Yamane	General Manager of Corporate Project of the Company

	Takashi Sekiguchi	Executive Vice President and Director of American Honda Motor Co., Inc.

	Takahiro Hachigo	General Manager of Automobile Purchasing Division 2 in Purchasing Operations

(2) Remuneration of Directors and Corporate Auditors, Etc.

	Yen (millions)
	Directors		Corporate Auditors		Total
Item	Number of persons	Value of payments	Number of persons	Value of payments	Number of persons	Value of payments
Remuneration	21	724	7	123	28	848
Bonuses	21	265	5	27	26	293

Total		990		151		1,141

Notes:	1.	Remuneration is limited to ¥90 million per month for Directors and ¥18 million per month for Corporate Auditors.

	2.	The above figures are those for Directors and Corporate Auditors for the fiscal year under review. Remuneration figures represent the amount of money paid during the fiscal year under review. Bonuses figures represent the amount of money provided for in the reserve for corporate officer bonuses during the fiscal year under review.

	3.	In addition to the above figures, total provisions to the allowance for retirement benefits for corporate officers for the fiscal year under review amounted to ¥103 million for 20 Directors and ¥17 million for 6 Corporate Auditors. Please note that the Company abolished its system for the payment of retirement benefits to corporate officers as of the conclusion of the 84th Ordinary General Meeting of Shareholders held on June 24, 2008, and the decision was taken to make a final payment of such allowances for retirement benefits that had accrued through the date of the general meeting.

(3) Outside Corporate Officers

(a) Concurrent Posts as Executive Director, Etc., of Other Companies

Post	Name	Concurrent Posts as Executive Director, Etc.
Corporate Auditor	Yuji Matsuda	President and Director of Mitsubishi UFJ Trust Investment Technology Institute Co., Ltd.

The Company has no capital or transactional relationship with Mitsubishi UFJ Trust Investment Technology Institute Co., Ltd.

(b) Concurrent Posts as Outside Corporate Officers, Etc., of Other Companies

Post	Name	Concurrent Posts as Outside Directors, Etc.
Director	Satoru Kishi	Director of Kirin Holdings Company, Limited
Director of Shonan Country Club
Director of Mitsubishi Logistics Corp.
Director of Mitsubishi Research Institute, Inc.
Director of Royal Park Hotel Co., Ltd.
Corporate Auditor of Mitsubishi Heavy Industries, Ltd.

Corporate Auditor	Koukei Higuchi	Director of NOHMI BOSAI LTD.
Corporate Auditor of Daiichi Sankyo Co., Ltd.
Corporate Auditor of Japan Airport Terminal Co., Ltd.

(c) Principal Activities during the Fiscal Year under Review

Post	Name	Principal Activities during the Fiscal Year under Review
Director	Satoru Kishi	Based on abundant experience and considerable knowledge regarding corporate management, he provides advice regarding the Company’s operations from an objective and highly sophisticated perspective. In addition, he attended seven of ten meetings of the Board of Directors during the fiscal year under review and appropriately expressed necessary comments on resolutions under consideration.

Director	Kensaku Hogen	Based on abundant experience and considerable knowledge regarding international diplomacy, he provides advice regarding the Company’s operations from an objective and highly sophisticated perspective. In addition, he attended all ten meetings of the Board of Directors during the fiscal year under review and appropriately expressed necessary comments on resolutions under consideration.

Corporate Auditor	Koukei Higuchi	Based on abundant experience and considerable knowledge regarding corporate management, he conducts auditing activities from a broad and sophisticated perspective. In addition, he attended eight of ten meetings of the Board of Directors as well as twelve of thirteen meetings of the Board of Auditors during the fiscal year under review and appropriately expressed necessary comments on resolutions under consideration.

Corporate Auditor	Fumihiko Saito	Based on abundant experience and considerable knowledge as a legal affairs specialist, he conducts auditing activities from a broad and sophisticated perspective. In addition, he attended nine of ten meetings of the Board of Directors and all thirteen of the meetings of the Board of Auditors during the fiscal year under review and appropriately expressed necessary comments on resolutions under consideration.

Corporate Auditor	Yuji Matsuda	Based on abundant experience and considerable knowledge regarding corporate management, he conducts auditing activities from a broad and sophisticated perspective. In addition, he attended all ten meetings of the Board of Directors and all thirteen of the meetings of the Board of Auditors during the fiscal year under review and appropriately expressed necessary comments on resolutions under consideration.

(d) Total Value of Remuneration, Etc., of Outside Corporate Officers

Number of persons	Value of payments (millions of yen)
5	67

5. FINANCIAL AUDIT COMPANY

(1) Name of Financial Audit Company

KPMG AZSA & Co.

(2) Financial Audit Company Remuneration, Etc., for the Fiscal Year under Review

(a)	Remuneration, etc.	¥436 million
(b)	Total profit on monetary and other assets to be paid by the Company and its subsidiaries	¥494 million

Notes:	1.

The audit contract between the Company and its financial audit company does not itemize remuneration for auditing work based on the Company Law of Japan, auditing work based on the Financial Instruments and Exchange Law of Japan and auditing work based on the Securities Exchange Law of the United States. Because of this and because it is impractical to itemize these categories of remuneration, the figure shown in line item (a) above is a total figure.

	2.	The Company does not pay its financial audit company consideration for any work other than that stipulated in Article 2-1 of the Certified Public Accountant Law.
	3.	Of the Company’s principal subsidiaries, Yachiyo Industry Co., Ltd., as well as overseas subsidiaries are audited by financial audit companies other than the financial audit company employed by the Company.

(3) Policy Regarding Dismissal or Non-Re-Employment of Financial Audit Company

In the case that the Company’s financial audit company was recognized to have committed a serious legal infraction, sharply lowered the quality of its audit services or otherwise shown grounds for determining it was inappropriate for employment as a financial audit company, the Company has the policy of, in accordance with procedures stipulated in the Company Law, dismissing its financial audit company or submitting resolutions proposing the financial audit company’s dismissal or non-re-employment to the general meeting of shareholders.

6. THE COMPANY’S SYSTEMS AND POLICIES

(1)	Systems to Ensure Directors’ Execution of Duties Complies with Laws and Regulations and the Articles of Incorporation and Other Systems to Ensure the Appropriateness of the Company’s Operations

The Company’s Board of Directors, based on previous efforts, has passed the following resolutions on basic policies regarding internal control systems.

(a)	Systems to Ensure Directors’ and Employees’ Execution of Duties Complies with Laws and Regulations as well as the Articles of Incorporation

The Company has prepared “Honda Conduct Guideline,” which is a document that states the guidelines for conduct that the Company’s management and staff will share and stipulates the laws and internal regulations with which compliance is required. The content of these guidelines has been communicated to all members of management and staff and their cooperation has been requested.

The Company will create compliance systems that provide for the designation of a Director to serve as a compliance officer responsible for the promotion of compliance-related efforts and for the creation of such compliance system units as Business Ethics Committee and Business Ethics Improvement Proposal Line.

(b)	Systems for the Storage and Administration of Information Related to Directors’ Execution of Duties

Regarding information and documents related to the execution of duties by the Directors, such as the minutes of the Board of Directors and other important meetings, appropriate storage and administration procedures will be followed in accordance with the document management policy.

(c)	Regulations and Other Systems Related to Loss Danger Management

Regarding important items, these will be presented to the meetings of the Board of Directors, management conferences, and regional executive meetings, based on the criteria for deliberation, and following assessments and consideration of risk, related decisions will be made.

For risks that specific departments must respond to, each department will work to establish preventive measures and response policies, and, for crisis management at the Companywide level in times of major disasters and other such occurrences, the Company has prepared its Corporate Crisis Management Policy and its Honda Crisis Response Rules as well as appointed a risk management officer from among the Directors to take charge of risk management and established the necessary management systems.

(d)	Systems to Ensure the Efficiency of Directors’ Execution of Duties

In line with its fundamental philosophy, the Company will create organizational operating systems, including headquarters for individual regions, business fields, and functional fields; assign Directors and Executive Officers to each such headquarters and major organizational units; and establish management conferences and regional executive conferences to deliberate important management items. The objectives of these measures will be to create systems for making quick and appropriate management decisions.

To conduct efficient and effective management, the Company will prepare medium-term and annual business plans and these will be shared in common.

(e)	Systems to Ensure the Appropriate Operations of the Company and the Rest of the Group

(Comprising the Parent Company and Its Subsidiaries)

The Company and its subsidiaries will endeavor to share in common “Honda Conduct Guideline” and basic policies for corporate governance. Subsidiaries also will work to promote compliance with the laws of various countries and their activities in line with the practices of the industries where they conduct their business operations and endeavor to enhance their corporate governance.

In the conduct of their business activities, subsidiaries will upgrade their rules for approvals, and, for important management matters, will obtain prior approval from the Company and present reports to the Company based on their internal regulations. The Company’s business management related departments, etc., will receive periodically business plans and reports, and will confirm the appropriateness of operations.

The Audit Office, which is an independent supervisory department reporting directly to the president, audits the conduct of business in each department and works to improve the internal auditing systems of the Group. For companies accounted for under the equity method, the Company requests their understanding of and cooperation with its basic policy for corporate governance and works to enhance corporate governance for the Group as a whole.

(f)	Items Related to Employees Assigned to Assist Corporate Auditors in Their Duties When Necessary and to the Independence of Such Employees from Directors

Created as a support staff unit reporting directly to the Board of Corporate Auditors, the Corporate Auditors’ Office will work to provide the Corporate Auditors with support.

(g)	Systems for Directors’ and Employees’ Reporting to Corporate Auditors and Systems Related to Other Reports to Corporate Auditors

In addition to regular reports to Corporate Auditors regarding such matters as the business situation of the Company, its subsidiaries and other Group units and the situation regarding the creation and functioning of compliance systems, risk management systems and other internal control systems, reports to Corporate Auditors are to be made in the case of any other matters that may have a considerable impact on the Company.

(h)	Other Systems for Ensuring the Effective Implementation of Audits by Corporate Auditors

The Corporate Auditors and the Audit Office—an internal operations audit unit—will closely cooperate in conducting operational audits of the Company, subsidiaries, etc., and Corporate Auditors will participate in management conferences and other important meetings.

(2)	Policy Regarding Decisions for Distribution of Dividends, Etc.

The Company strives to carry out its operations from a global perspective and to increase its corporate value. With respect to the redistribution of profits to our shareholders, which we consider to be one of the most important management issues, the Company’s basic policy for dividends is to make distributions after taking into account its long-term consolidated earnings performance.

The Company will also acquire its own shares at the optimal timing with the goal of improving efficiency of the Company’s capital structure. The present goal is to maintain a shareholders’ return ratio (i.e., the ratio of the total of the dividend payment and the repurchase of the Company’s own shares to consolidated net income) of approximately 30%. Retained earnings will be allocated toward financing R&D activities that are essential for the future growth of the Company and capital expenditures and investment programs that will expand its operations for the purpose of improving business results and strengthening the Company’s financial condition.

The Company plans to distribute year-end cash dividends of ¥8 per share for the year ended March 31, 2009. As a result, total cash dividends for the year ended March 31, 2009, together with the first quarter cash dividends of ¥22, the second quarter cash dividends of ¥22 and the third quarter cash dividends of ¥11, are planned to be ¥63 per share, a decrease of ¥23 per share from the annual dividends paid for the year ended March 31, 2008.

Also, please note that the year-end cash dividends for the year ended March 31, 2009 are matters to be resolved at the general meeting of shareholders.

The Company plans to distribute quarterly cash dividends of ¥8 per share for each quarter for the year ending March 31, 2010. As a result, total cash dividends for the year ending March 31, 2010 are planned to be ¥32 per share, a decrease of ¥31 from the annual dividends paid for the year ended March 31, 2009.

The Company intends to continue doing its utmost to meet shareholders’ expectations.

— Trends in Dividends (reference)

	Yen
	FY2006			FY2007				FY2008					FY2009					FY2010
Classification	Interim	Year- end	Total	Interim	Third quarter	Year- end	Total	First quarter	Second quarter	Third quarter	Year- end	Total	First quarter	Second quarter	Third quarter	Year- end	Total	First quarter	Second quarter	Third quarter	Year- end	Total
Dividends	40	60	100	30	17	20	67	20	22	22	22	86	22	22	11	8 (planned)	63 (planned)	8 (planned)	8 (planned)	8 (planned)	8 (planned)	32 (planned)
*	The Company did a two-for-one stock split on July 1, 2006.

Consolidated Balance Sheets

	Yen (millions)
As of March 31, 2008 and 2009	2008 (reference)	2009
ASSETS
Current assets:
Cash and cash equivalents	¥1,050,902	¥690,369
Trade accounts and notes receivable	1,021,743	854,214
Finance subsidiaries–receivables, net	1,340,728	1,172,030
Inventories	1,199,260	1,243,961
Deferred income taxes	158,825	198,158
Other current assets	460,110	462,446

Total current assets	5,231,568	4,621,178

Finance subsidiaries–receivables, net	2,707,820	2,400,282

Investments and advances:
Investments in and advances to affiliates	549,812	505,835
Other, including marketable equity securities	222,110	133,234

Total investments and advances	771,922	639,069

Property on operating leases:
Vehicles	1,014,412	1,557,060
Less accumulated depreciation	95,440	269,261

Net property on operating leases	918,972	1,287,799

Property, plant and equipment, at cost:
Land	457,352	469,279
Buildings	1,396,934	1,446,090
Machinery and equipment	3,135,513	3,133,439
Construction in progress	227,479	159,567

	5,217,278	5,208,375

Less accumulated depreciation and amortization	3,015,979	3,060,654

Net property, plant and equipment	2,201,299	2,147,721

Other assets	783,962	722,868

Total assets	¥12,615,543	¥11,818,917

	Yen (millions)
	2008 (reference)	2009
LIABILITIES, MINORITY INTERESTS AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term debt	¥1,687,115	¥1,706,819
Current portion of long-term debt	871,050	977,523
Trade payables:
Notes	39,006	31,834
Accounts	1,015,130	674,498
Accrued expenses	730,615	562,673
Income taxes payable	71,354	32,614
Other current liabilities	258,066	251,407

Total current liabilities	4,672,336	4,237,368

Long-term debt, excluding current portion	1,836,652	1,932,637
Other liabilities	1,414,270	1,518,568

Total liabilities	7,923,258	7,688,573

Minority interests in consolidated subsidiaries	141,806	123,056

Stockholders’ equity:
Common stock	86,067	86,067
Capital surplus	172,529	172,529
Legal reserves	39,811	43,965
Retained earnings	5,106,197	5,099,267
Accumulated other comprehensive income (loss), net	(782,198)	(1,322,828)
Treasury stock	(71,927)	(71,712)

Total stockholders’ equity	4,550,479	4,007,288

Commitments and contingent liabilities
Total liabilities, minority interests and stockholders’ equity	¥12,615,543	¥11,818,917

Consolidated Statements of Income

	Yen (millions)
Years ended March 31, 2008 and 2009	2008 (reference)	2009
Net sales and other operating revenue	¥12,002,834	¥10,011,241

Operating costs and expenses:
Cost of sales	8,543,170	7,419,582
Selling, general and administrative	1,918,596	1,838,819
Research and development	587,959	563,197

Total operating costs and expenses	11,049,725	9,821,598

Operating income	953,109	189,643

Other income:
Interest	50,144	41,235
Other	5,384	2,372

Total other income	55,528	43,607

Other expenses:
Interest	16,623	22,543
Other	96,173	48,973

Total other expenses	112,796	71,516

Income before income taxes, minority interest and equity in income of affiliates	895,841	161,734

Income tax (benefit) expense:
Current	356,095	68,062
Deferred	31,341	41,773

Total income taxes	387,436	109,835

Income before minority interest and equity in income of affiliates	508,405	51,899
Minority interest in income of consolidated subsidiaries	(27,308)	(13,928)

Equity in income of affiliates	118,942	99,034

Net income	¥600,039	¥137,005

	Yen
Basic net income per common share	¥330.54	¥75.50

Consolidated Statements of Stockholders’ Equity and Comprehensive Income

	Yen (millions)
	Common stock	Capital surplus	Legal reserves	Retained earnings	Accumulated other comprehensive income (loss), net	Treasury stock	Total stockholders’ equity
Balance at March 31, 2007	¥86,067	¥172,529	¥37,730	¥4,654,890	¥(427,166)	¥(41,439)	¥4,482,611

Adjustment resulting from change in fiscal year-end of a subsidiary	—	—	—	6,214	—	—	6,214

Adjusted balances as of March 31, 2007	86,067	172,529	37,730	4,661,104	(427,166)	(41,439)	4,488,825

Transfer to legal reserves			2,081	(2,081)			—
Cash dividends				(152,590)			(152,590)
Comprehensive income (loss):
Net income				600,039			600,039
Other comprehensive income (loss), net of tax
Adjustments from foreign currency translation					(312,267)		(312,267)
Unrealized gains (losses) on marketable securities, net					(26,459)		(26,459)
Unrealized gains (losses) on derivative instruments, net					440		440
Pension and other postretirement benefits adjustments					(16,746)		(16,746)

Total comprehensive income							245,007

Purchase of treasury stock						(34,404)	(34,404)
Reissuance of treasury stock				(275)		3,916	3,641

Balance at March 31, 2008	86,067	172,529	39,811	5,106,197	(782,198)	(71,927)	4,550,479

Transfer to legal reserves			4,154	(4,154)			—
Cash dividends				(139,724)			(139,724)
Comprehensive income (loss):
Net income				137,005			137,005
Other comprehensive income (loss), net of tax
Adjustments from foreign currency translation					(477,316)		(477,316)
Unrealized gains (losses) on marketable securities, net					(25,063)		(25,063)
Unrealized gains (losses) on derivative instruments, net					(460)		(460)
Pension and other postretirement benefits adjustments					(37,791)		(37,791)

Total comprehensive income							(403,625)

Purchase of treasury stock						(62)	(62)
Reissuance of treasury stock				(57)		277	220

Balance at March 31, 2009	¥86,067	¥172,529	¥43,965	¥5,099,267	¥(1,322,828)	¥(71,712)	¥4,007,288

Consolidated Statements of Cash Flows (Reference)

	Yen (millions)
Years ended March 31, 2008 and 2009	2008	2009
Cash flows from operating activities:
Net income	¥600,039	¥137,005
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation excluding property on operating leases	417,393	441,868
Depreciation of property on operating leases	101,032	195,776
Deferred income taxes	31,341	41,773
Minority interest in income	27,308	13,928
Equity in income of affiliates	(118,942)	(99,034)
Dividends from affiliates	67,764	65,140
Provision for credit and lease residual losses on finance subsidiaries–receivables	58,011	77,016
Impairment loss on investments in securities	577	26,001
Impairment loss excluding property on operating leases	—	21,597
Impairment loss on property on operating leases	5,850	18,528
Loss (gain) on derivative instruments, net	70,251	(15,506)
Decrease (increase) in assets:
Trade accounts and notes receivable	(67,696)	(30,025)
Inventories	(100,622)	(262,782)
Other current assets	(2,609)	(82,838)
Other assets	(130,666)	8,640
Increase (decrease) in liabilities:
Trade accounts and notes payable	32,327	(133,662)
Accrued expenses	(24,768)	(102,711)
Income taxes payable	20	(12,861)
Other current liabilities	2,301	10,630
Other liabilities	179,537	74,872
Other, net	(21,530)	(9,714)

Net cash provided by operating activities	1,126,918	383,641

Cash flows from investing activities:
Increase in investments and advances	(6,417)	(4,879)
Decrease in investments and advances	1,270	1,921
Payment for purchase of available-for-sale securities	(158,426)	(31,936)
Proceeds from sales of available-for-sale securities	179,911	26,896
Payment for purchase of held-to-maturity securities	(39,482)	(17,348)
Proceeds from redemption of held-to-maturity securities	32,557	32,667
Capital expenditures	(668,228)	(635,190)
Proceeds from sales of property, plant and equipment	26,868	18,843
Acquisitions of finance subsidiaries–receivables	(2,712,775)	(2,303,930)
Collections of finance subsidiaries–receivables	2,312,311	2,023,031
Proceeds from sales of finance subsidiaries–receivables	158,497	324,672
Purchase of operating lease assets	(839,261)	(668,128)
Proceeds from sales of operating lease assets	26,776	100,017

Net cash used in investing activities	(1,686,399)	(1,133,364)

Cash flows from financing activities:
Increase (decrease) in short-term debt, net	601,957	270,795
Proceeds from long-term debt	1,061,792	1,299,984
Repayment of long-term debt	(782,749)	(889,483)
Cash dividends paid	(152,590)	(139,724)
Cash dividends paid to minority interests	(9,663)	(10,841)
Payment for purchase of treasury stock, net	(30,746)	131

Net cash provided by financing activities	688,001	530,862

Effect of exchange rate changes on cash and cash equivalents	(23,164)	(141,672)

Net change in cash and cash equivalents	105,356	(360,533)
Cash and cash equivalents at beginning of year	945,546	1,050,902

Cash and cash equivalents at end of year	¥1,050,902	¥690,369

The Notes to the Consolidated Statutory Report

Significant Accounting Policies:

1.	Consolidated subsidiaries

Number of consolidated subsidiaries: 396

Principal subsidiaries:

American Honda Motor Co., Inc., Honda of America Mfg., Inc., Honda Motor Europe Ltd., American Honda Finance Corporation, Honda R&D Co., Ltd.

2.	Affiliated companies

Number of affiliated companies: 105

Principal affiliated companies:

Guangzhou Honda Automobile Co., Ltd., Dongfeng Honda Automobile Co., Ltd., P.T. Astra Honda Motor

3.	Changes of consolidated subsidiaries and affiliated companies

Consolidated subsidiaries:

Newly formed consolidated subsidiaries: 12

Reduced through reorganization: 13

Affiliated companies:

Newly formed affiliated companies: 4

Reduced through reorganization: 3

4.	The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, since the Company has listed its American Depositary Shares on the New York Stock Exchange and files reports with the U.S. Securities and Exchange Commission.

5.	The average exchange rates for the fiscal year ended March 31, 2009 were ¥100.54=U.S.$1 and ¥143.48= euro 1 as compared with ¥114.28=U.S.$1 and ¥161.53= euro 1 for the same period last year.

6.	Honda’s common stock-to-ADS exchange ratio is one share of common stock to one ADS.

7.	Inventories are stated at the lower of cost, determined principally by the first-in, first-out method, or market.

8.	Honda classifies its debt and equity securities in the following categories: available-for-sale, trading or held-to-maturity. Debt securities that are classified as “held-to-maturity” securities are reported at amortized cost. Debt and equity securities classified as “trading” securities are reported at fair value, with unrealized gains and losses included in earnings. Other marketable debt and equity securities are classified as “available-for-sale” securities and are reported at fair value, with unrealized gains or losses, net of deferred taxes included in accumulated other comprehensive income (loss) in the stockholders’ equity section of the consolidated balance sheets.

9.	Goodwill, all of which is allocated to Honda’s reporting units, is not amortized but instead is tested for impairment at least annually.

10.	Depreciation of property, plant and equipment is calculated principally by the declining-balance method based on estimated useful lives and salvage values of the respective assets.

11.	Honda applies hedge accounting for certain foreign currency forward contracts related to forecasted foreign currency transactions between the Company and its subsidiaries.

12.	The allowance for credit losses is maintained at an amount management deems adequate to cover estimated losses on finance receivables. The allowance is based on management’s evaluation of many factors, including current economic trends, industry experience, inherent risks in the portfolio and the borrower’s ability to pay.

13.	Finance subsidiaries of the Company purchase insurance to cover a substantial amount of the estimated residual value of vehicles leased to customers. The allowance for losses on lease residual values is maintained at an amount management deems adequate to cover estimated losses on the uninsured portion of the vehicles’ lease residual values. The allowance is also based on management’s evaluation of many factors, including current economic conditions, industry experience and the finance subsidiaries’ historical experience with residual value losses.

14.	Provisions for retirement benefits are provided based on the fair value of both projected benefit obligations and plan assets at the end of the fiscal year to cover for employees’ retirement benefits. The Company recognizes its overfunded or underfunded status for the defined benefit postretirement plan as an asset or liability in its consolidated balance sheets and recognizes changes in the funded status in accumulated comprehensive income (loss), net of taxes. Prior service cost (benefit) is amortized by using the straight-line method and the estimated average remaining service years of employees. Actuarial loss is amortized if unrecognized net gain or loss exceeds ten percent of the greater of the projected benefit obligation or the market-related value of plan assets by using the straight-line method and the estimated average remaining service years of employees.

15.	Estimated warranty expenses are provided based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs. Included in warranty expense accruals are costs for general warranties on vehicles Honda sells and product recalls.

Significant Accounting Policy Change

1.	The Statement of Financial Accounting Standards (SFAS) No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of SFAS No. 115” has been effective since April 1, 2008. This statement permits entities to choose to measure at fair value many financial instruments and certain other items that are not currently required to be measured at fair value. Subsequent changes in fair value for designated items will be required to be reported in earnings in the current period. Honda has not elected the fair value option during the fiscal year ended March 31, 2009. Accordingly, the adoption of this statement has no impact on the Company’s consolidated financial position or results of operations.

2.	During fiscal 2009, a subsidiary of the Company changed its fiscal year-end from December 31 to March 31. As a result, the Company eliminated the previously existing 3-month difference between the reporting periods of the Company and the subsidiary in the consolidated financial statements. The elimination of the lag period represents a change in accounting principle and has been reported by retrospective application. The impact on the retained earnings balance as of April 1, 2007 is ¥6,214 million. The effect of the retrospective application is not material to the Company’s consolidated financial statements as of and for the year ended March 31, 2008, and therefore those consolidated financial statements have not been retrospectively adjusted.

Additional Information

In December 2008, the Board of Directors of the Company has approved an amendment to the Honda Pension Fund, of which the Company and a part of its domestic subsidiaries and affiliates accounted for under the equity method were members. This plan amendment, effective from April 1, 2009, mainly revises pension benefits for those employees who retire on or after April 1, 2009, to be calculated using annuity pension conversion rates which are linked to market interest rates and contain a ceiling and a floor. Subsequent to the approval of the plan amendment, the Company remeasured and decreased its projected benefit obligation. The resulting prior service benefit has been amortized over the average remaining service period since January 1, 2009.

In addition, the Company recalculated the fair value of assets of this pension fund as of December 31, 2008. As a result of the previously mentioned changes and this recalculation, obligations for pension payments on the consolidated balance sheets have been reduced.

Notes to Consolidated Balance Sheets:

1.	The allowance for assets are as follows:

	Yen (millions)
	Mar. 31, 2008	Mar. 31, 2009
The allowance for doubtful trade accounts and notes receivables	8,181	7,455
The allowance for credit losses for finance subsidiaries–receivables	33,354	35,617
The allowance for losses on lease residual values for finance subsidiaries–receivables	24,887	20,393
The allowance for inventory losses and obsolescence	17,140	25,690
2. Net book value of property, plant and equipment which were subject to specific mortgages securing indebtedness and debt-related mortgages are as follows:
	Yen (millions)
	Mar. 31, 2008	Mar. 31, 2009
Mortgage securitized debt:
Property, plant and equipment	26,564	24,750
Debt-related mortgages:
Short-term debt	2,682	3,513
Long-term debt	12,739	14,615
3. Honda has entered into various guarantee and indemnification agreements which are primarily for employee bank loans to costs for their housing costs, and are as follows:
	Yen (millions)
	Mar. 31, 2008	Mar. 31, 2009
Bank loans of employees for their housing costs	36,456	33,691

If an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. The undiscounted maximum amounts of Honda’s obligation to make future payments in the event of defaults were shown as above. As of March 31, 2009, no amount has been accrued for any estimated losses under the obligations, as it is probable that the employees will be able to make all scheduled payments.

Notes to Consolidated Statements of Stockholders’ Equity:

	Mar. 31, 2008	Mar. 31, 2009
1. The number of shares outstanding	1,834,828,430	1,834,828,430

	Mar. 31, 2008	Mar. 31, 2009
2. The number of treasury shares	20,290,531	20,219,430

3. The total amount of dividends for the fiscal year ended March 31, 2009, was ¥139,724 million. The Company intends to distribute year-end cash dividends of ¥14,516 million to the stockholders of record on March 31, 2009.

Notes to Information about Per Common Share:
Stockholders’ equity per common share and net income per common share are as follows:
	Yen
	Mar. 31, 2008	Mar. 31, 2009
Stockholders’ equity per common share	2,507.79	2,208.35
Basic net income per common share	330.54	75.50

Honda adjusted the balance of stockholders’ equity as of the previous fiscal year ended. Stockholders’ equity per common share was also adjusted. Please refer to the Significant Accounting Policy Change for details. Basic net income per common share has been computed by dividing net income available to common stockholders by the weighted average number of shares outstanding during each period. The weighted average number of shares outstanding for the years ended March 31, 2008 and 2009 were 1,815,356,440 and 1,814,560,728, respectively. There were no potentially dilutive shares issued during the years ended March 31, 2008 or 2009.

Revisions of Classifications:

Certain revisions for misclassifications have been made to the consolidated financial statements for the fiscal year ended March 31, 2008 to conform to the presentation used for the fiscal year ended March 31, 2009.

Regarding the Notes for the Previous Fiscal Year

The notes for the previous fiscal year, including the note entitled “Revisions of Classifications,” contain additional information for reference.

¡ Segment Information (reference)

(a) Business Segment Information

For the year ended March 31, 2008

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	1,558,696	9,489,391	533,553	421,194	12,002,834	—	12,002,834
Intersegment	—	—	15,499	21,571	37,070	(37,070)	—
Total	1,558,696	9,489,391	549,052	442,765	12,039,904	(37,070)	12,002,834

Cost of sales, SG&A and R&D expenses	1,407,409	8,827,726	431,254	420,406	11,086,795	(37,070)	11,049,725
Segment income	151,287	661,665	117,798	22,359	953,109	—	953,109

Assets	1,240,527	5,591,311	5,907,839	330,604	13,070,281	(454,738)	12,615,543
Depreciation and amortization	48,000	356,003	101,987	12,435	518,425	—	518,425
Capital expenditures	86,687	544,922	839,888	21,794	1,493,291	—	1,493,291

For the year ended March 31, 2009

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	1,411,511	7,674,404	582,261	343,065	10,011,241	—	10,011,241
Intersegment	—	—	14,264	25,840	40,104	(40,104)	—
Total	1,411,511	7,674,404	596,525	368,905	10,051,345	(40,104)	10,011,241

Cost of sales, SG&A and R&D expenses	1,311,598	7,649,861	515,854	384,389	9,861,702	(40,104)	9,821,598
Segment income (loss)	99,913	24,543	80,671	(15,484)	189,643	—	189,643

Assets	1,047,112	5,219,408	5,735,716	275,607	12,277,843	(458,926)	11,818,917
Depreciation and amortization	51,200	373,295	199,324	13,825	637,644	—	637,644
Capital expenditures	90,401	523,593	671,127	16,920	1,302,041	—	1,302,041

Notes:

1.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

2.	Unallocated corporate assets, included in reconciling items, amounted to ¥385,442 million as of March 31, 2008 and ¥257,291 million as of March 31, 2009, respectively, which consist primarily of cash and cash equivalents and marketable securities held by the Company. Reconciling items also include elimination of intersegment transactions.

3.	Depreciation and amortization of Financial Services Business include depreciation of property on operating leases, which were ¥101,032 million and ¥195,776 million for the fiscal year ended March 31, 2008 and the fiscal year ended March 31, 2009, respectively.

4.	Capital expenditures of Financial Services Business include the purchase of operating lease assets, which were ¥839,261 million and ¥668,128 million for the fiscal year ended March 31, 2008 and the fiscal year ended March 31, 2009, respectively.

(b) Geographic Segment Information

For the year ended March 31, 2008

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	2,053,401	6,091,512	1,502,240	1,307,117	1,048,564	12,002,834	—	12,002,834
Transfers between geographic areas	2,835,639	173,751	91,983	331,173	44,253	3,476,799	(3,476,799)	—

Total	4,889,040	6,265,263	1,594,223	1,638,290	1,092,817	15,479,633	(3,476,799)	12,002,834
Cost of sales, SG&A and R&D expenses	4,696,482	5,832,635	1,542,676	1,507,566	976,335	14,555,694	(3,505,969)	11,049,725
Operating income	192,558	432,628	51,547	130,724	116,482	923,939	29,170	953,109

Assets	3,127,143	6,863,970	948,544	1,080,439	574,890	12,594,986	20,557	12,615,543
Long-lived assets	1,084,163	1,589,356	171,030	260,141	128,156	3,232,846	—	3,232,846

For the year ended March 31, 2009

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	1,871,962	4,534,684	1,191,540	1,335,091	1,077,964	10,011,241	—	10,011,241
Transfers between geographic areas	2,290,625	244,440	87,362	273,140	66,256	2,961,823	(2,961,823)	—

Total	4,162,587	4,779,124	1,278,902	1,608,231	1,144,220	12,973,064	(2,961,823)	10,011,241
Cost of sales, SG&A and R&D expenses	4,324,203	4,699,422	1,268,701	1,504,628	1,009,158	12,806,112	(2,984,514)	9,821,598
Operating income (loss)	(161,616)	79,702	10,201	103,603	135,062	166,952	22,691	189,643

Assets	3,078,478	6,547,880	766,594	1,016,059	450,081	11,859,092	(40,175)	11,818,917
Long-lived assets	1,140,316	1,918,579	110,543	253,113	119,373	3,541,924	—	3,541,924

Notes:

1.	The geographic areas are based on the location of the company and its subsidiaries.

Major countries or regions in each geographic segment:

North America United States, Canada, Mexico
Europe United Kingdom, Germany, France, Italy, Belgium
Asia Thailand, Indonesia, China, India
Others Brazil, Australia

2.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

3.	Unallocated corporate assets, included in reconciling items, amounted to ¥385,442 million as of March 31, 2008 and ¥257,291 million as of March 31, 2009, respectively, which consist primarily of cash and cash equivalents and marketable securities held by the Company. Reconciling items also include elimination of intersegment transactions.

(c) Overseas Sales

For the year ended March 31, 2008

	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas sales	6,068,425	1,519,434	1,577,266	1,251,932	10,417,057
Consolidated sales					12,002,834
Overseas sales ratio to consolidated sales	50.6%	12.7%	13.1%	10.4%	86.8%

For the year ended March 31, 2009
	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas sales	4,514,190	1,186,012	1,595,472	1,269,026	8,564,700
Consolidated sales					10,011,241
Overseas sales ratio to consolidated sales	45.1%	11.8%	15.9%	12.8%	85.6%

Note:

The geographic areas are based on the location where sales originate.

Major countries or regions in each geographic segment:
	North America	United States, Canada, Mexico
	Europe	United Kingdom, Germany, France, Italy, Belgium
	Asia	Thailand, Indonesia, China, India
	Other Regions	Brazil, Australia

Unconsolidated Balance Sheets

As of March 31, 2008 and 2009	Yen (millions)
	2008 (reference)	2009
ASSETS
1. Current assets:
Cash and bank deposits	¥79,672	¥91,778
Notes receivable	1,124	738
Accounts receivable	360,305	301,525
Securities	200,003	94,500
Finished goods	64,876	93,712
Parts for sale	36,003	—
Raw materials	22,103	—
Work in process	20,121	28,609
Supplies	23,092	—
Raw materials and supplies	—	41,098
Advance payments	34,308	13,147
Prepaid expenses	22,867	4,558
Deferred income taxes	86,728	52,813
Short-term loans receivable	52	10,034
Short-term loans receivable–subsidiaries and affiliates	97,019	68,901
Other receivables	55,945	50,304
Accrued consumption tax	26,624	—
Income taxes receivable	—	47,582
Others	23,428	27,642
Allowance for doubtful accounts	(2,557)	(1,428)

Total current assets	1,151,720	925,520

2. Fixed assets
Tangible fixed assets:
Buildings	564,861	596,591
Accumulated depreciation	(325,182)	(343,031)
Buildings, net	239,678	253,560
Structures	113,949	120,763
Accumulated depreciation	(76,792)	(80,607)
Structures, net	37,157	40,156
Machinery and equipment	541,337	551,162
Accumulated depreciation	(463,914)	(471,779)
Machinery and equipment, net	77,422	79,382
Vehicles	16,624	15,318
Accumulated depreciation	(12,044)	(11,045)
Vehicles, net	4,579	4,273
Tools, furniture and fixtures	224,600	227,039
Accumulated depreciation	(201,764)	(205,221)
Tools, furniture and fixtures, net	22,835	21,817
Land	301,432	321,984
Lease assets	—	5,637
Accumulated depreciation	—	(3,036)
Lease assets, net	—	2,601
Construction in progress	26,557	39,997

Total tangible fixed assets	709,664	763,774

Intangible assets:
Patents	129	104
Leaseholds	2,112	2,112
Trademarks	20	16
Software	2,728	2,018
Lease assets	—	25
Others	318	310

Total intangible assets	5,310	4,589

Investments and other assets:
Investment securities	105,762	58,078
Investment securities–subsidiaries and affiliates	495,042	490,349
Investments and other assets	6	6
Investments–subsidiaries and affiliates	92,548	92,548
Long-term loans	218	232
Long-term loans receivable–employees	389	323
Long-term loans receivable–subsidiaries and affiliates	720	6,626
Receivables in bankruptcy	17,437	12,910
Long-term prepaid expenses	637	416
Deferred income taxes	89,612	153,504
Deposits	21,386	20,731
Others	5,193	4,868
Allowance for doubtful accounts	(15,541)	(13,200)

Total investments and other assets	813,415	827,396

Total fixed assets	1,528,390	1,595,760

Total assets	¥2,680,111	¥2,521,280

Yen amounts described above are rounded down to the nearest one million yen.

	Yen (millions)
	2008 (reference)	2009

LIABILITIES
1. Current liabilities:
Notes payable–trade	¥1,182	¥1,048
Accounts payable	352,465	198,917
Short-term bonds	—	85,954
Short-term loans payable	15,601	170,098
Current portion of long-term loans payable	54	49
Lease debt	—	1,166
Other payables	51,035	50,902
Accrued expenses	97,089	89,675
Income taxes payable	17,932	—
Advances received	1,090	675
Deposits received	5,293	5,002
Deferred revenue	221	200
Current portion of accrued product warranty	75,339	52,309
Accrued employees’ bonuses	42,762	27,834
Accrued directors’ bonuses	587	293
Accrued operating officers’ bonuses	384	206
Notes payable–other	2,432	8,360
Others	1,479	13,133

Total current liabilities	664,950	705,826

2. Non-current liabilities:
Long-term loans payable	381	310
Lease debt	—	1,548
Accrued product warranty	48,131	51,006
Accrued employees’ retirement benefits	85,249	106,747
Accrued directors’ retirement benefits	5,354	—
Accrued operating officers’ retirement benefits	1,587	—
Others	3,533	7,467

Total non-current liabilities	144,238	167,081

Total liabilities	¥809,189	¥872,907

	Yen (millions)
	2008 (reference)	2009

TOTAL NET ASSETS
(1) Stockholders’ equity
1. Common stock	¥86,067	¥86,067
2. Capital surplus:
Capital surplus	170,313	170,313

Total capital surplus	170,313	170,313

3. Retained earnings:
Legal reserves	21,516	21,516
Other retained earnings:
Reserve for dividends	145,300	159,800
General reserve	1,119,300	1,119,300
Reserve for special depreciation	1,855	1,481
Reserve for reduction of acquisition cost of fixed assets	12,486	12,325
Earnings to be carried forward	357,519	144,139

Total retained earnings	1,657,978	1,458,562

4. Treasury stock	(78,877)	(78,854)

Total stockholders’ equity	1,835,482	1,636,088

(2) Difference of appreciation and conversion
1. Net unrealized gains on securities	34,980	12,284
2. Deferred loss (gain) on hedges	459	—
Total difference of appreciation and conversion	35,439	12,284

Total net assets	1,870,921	1,648,373

Total liabilities and net assets	¥2,680,111	¥2,521,280

Unconsolidated Statements of Operations

	Yen (millions)
Years ended March 31, 2008 and 2009	2008 (reference)	2009
Net sales	¥4,088,029	¥3,404,554

Cost of sales:
Finished goods and parts for sale at beginning of year	108,342	100,879
Production cost	2,522,034	2,224,460
Others	273,555	252,623

	2,903,932	2,577,963

Transfer to other accounts	2,696	3,864
Finished goods and parts for sale at end of year	100,879	93,712
Cost of finished goods sold	2,800,356	2,480,386

Gross profit	1,287,672	924,167

Selling, general and administrative expenses	1,147,182	1,082,615

Operating income (loss)	140,490	(158,447)

Non-operating income:
Interest income	7,796	3,241
Dividend income	186,484	129,561
Rental income	26,452	26,413
Others	13,319	21,644

	234,053	180,860

Non-operating expenses:
Interest expenses	466	601
Contributions	784	1,007
Depreciation	16,108	16,229
Expenses for rental assets	4,596	4,628
Loss on disposal of inventories	594	454
Others	838	2,736

	23,388	25,658

Ordinary income (loss)	351,154	(3,244)

Extraordinary income:
Gain on sale of fixed assets	415	262
Reversal of allowance for doubtful receivables	—	690
Value-added tax refunds for prior years	6,046	—
Gain on liquidation of subsidiaries and affiliates	—	441
Others	13	5

	6,475	1,399

Extraordinary losses:
Loss on disposal of fixed assets	2,880	4,264
Loss on devaluation of investment securities	873	8,660
Loss on devaluation of investment securities–subsidiaries and affiliates	393	7,898
Deferment depreciation on fixed assets	—	56,582
Others	98	753

	4,245	78,158

Income (loss) before income taxes	353,385	(80,003)

Income taxes:
Current	61,033	(5,862)
Deferred	(6,243)	(14,475)

	54,790	(20,337)

Net income (loss)	¥298,594	¥(59,666)

Yen amounts described above are rounded down to the nearest one million yen.

Unconsolidated Statements of Stockholders’ Equity

	Yen (millions)
	Stockholders’ equity
	Common stock	Capital surplus		Retained earnings
		Capital surplus	Total capital surplus	Legal reserves	Other retained earnings
					Reserve for dividend	General reserve	Reserve for special depreciation
From April 1, 2008 to March 31, 2009 Balance at March 31, 2008	86,067	170,313	170,313	21,516	145,300	1,119,300	1,855
Changes of items during the period
Items of appropriation of retained earnings during previous period
Provision for reserve for dividends					14,500
Provision for general reserves						—
Provision for reserve for special depreciation							239
Reversal of reserve for special depreciation							(612)
Provision reserve for reduction of acquisition cost of fixed assets
Reversal of reserve for reduction of acquisition cost of fixed assets
Dividend from surplus
Net income (loss)
Purchase of treasury stock
Reissuance of treasury stock
Others
Total changes of items during the period	—	—	—	—	14,500	—	(373)

Balance at March 31, 2009	86,067	170,313	170,313	21,516	159,800	1,119,300	1,481

	Yen (millions)
	Stockholders’ equity					Difference of appreciation and conversion
	Retained earnings
	Other retained earnings
	Reserve for reduction of acquisition cost of fixed assets	Earnings to be carried forward	Total retained earnings	Treasury stock equity	Total stockholders’ securities	Net unrealized gains on hedges	Deferred loss (gain)	Total difference of appreciation and conversion	Total net assets
From April 1, 2008 to March 31, 2009 Balance at March 31, 2008	12,486	357,519	1,657,978	(78,877)	1,835,482	34,980	459	35,439	1,870,921
Changes of items during the period
Items of appropriation of retained earnings during previous period
Provision for reserve for dividends		(14,500)	—
Provision for general reserves		—	—
Provision for reserve for special depreciation		(239)	—
Reversal of reserve for special depreciation		612	—
Provision reserve for reduction of acquisition cost of fixed assets	1	(1)	—
Reversal of reserve for reduction of acquisition cost of fixed assets	(162)	162	—
Dividend from surplus		(139,724)	(139,724)		(139,724)				(139,724)
Net income (loss)		(59,666)	(59,666)		(59,666)				(59,666)
Purchase of treasury stock				(62)	(62)				(62)
Reissuance of treasury stock		(24)	(24)	84	60				60
Others						(22,695)	(459)	(23,154)	(23,154)
Total changes of items during the period	(161)	(213,380)	(199,415)	22	(199,393)	(22,695)	(459)	(23,154)	(222,548)

Balance at March 31, 2009	12,325	144,139	1,458,562	(78,854)	1,636,088	12,284	—	12,284	1,648,373

The Related Notes

Significant Accounting Policies

1.	Securities

(a)	Debt securities that are classified as “held-to-maturity” securities are reported at amortized cost.

(b)	Investments in subsidiaries and affiliates are stated at cost, which is determined by the moving-average method.

(c)	Marketable securities classified as other securities are stated at fair value based on market prices at fiscal year-end. Any changes in unrealized holding gains or losses, net of applicable income taxes, are included directly in stockholders’ equity, and cost of securities sold is determined by the moving-average method.

(d)	Non-marketable securities classified as other securities are stated at cost, which is determined by the moving-average method.

2.	Inventories are stated at the lower of the last purchase cost or market.

3.	Derivative financial instruments are stated at fair value.

4.	Regarding the depreciation method for tangible fixed assets (excluding molds and dies included in “tools, furniture and fixtures”), the Company employs the declining-balance method and, after a specified number of fiscal years, over the remaining usable period of years (the usable life of the items less the elapsed period) employs the straight-line method to depreciate the item to memorandum value. For molds and dies included in “tools, furniture and fixtures,” depreciation is performed using the declining-balance method, and the items are depreciated to memorandum value in the fiscal year in which the usable life of the items elapses.

5.	Amortization of intangible fixed assets is computed by using the straight-line method.

6.	Depreciation of assets under finance leases, other than those for which the ownership transfers to the lessee, is calculated using the straight-line method, taking the useful lifetimes of the assets as the term of the lease and depreciating the residual value to zero.

7.	The allowance for doubtful accounts is provided for possible bad debt at an amount determined based on the historical experience of bad debt for normal receivables; in addition, an estimate of uncollectible amounts is made by reference to specific doubtful receivables from customers which are experiencing financial difficulties.

8.	An accrued product warranty has been provided as a total of the following:

(a)	An estimate of warranty costs to be incurred during the remaining warranty periods based on historical warranty claim experiences and an estimate of the probabilities of future warranty cost

(b)	An estimate of future warranty claims mainly associated with reportings to regulatory authorities

9.	Accrued employees’ bonuses are provided for payments of bonuses to employees based on the amount of the estimated employees’ bonus payments, which is attributable to the fiscal year.

10.	Accrued directors’ bonuses are provided for the payment of bonuses to Directors and Corporate Auditors based on the amount of the estimated directors’ bonus payments.

11.	Accrued operating officers’ bonuses are provided for the payment of bonuses to operating officers based on the amount of the estimated operating officers’ bonus payments.

12.	Accrued employees’ retirement benefits are provided for payments of retirement benefits at an estimated amount incurred during the fiscal year calculated based on the retirement benefit obligation and the fair value of the pension plan assets at year-end.

The net retirement benefit obligation at transition is amortized by the straight-line method over 15 years.

Prior service costs are amortized by the straight-line method over the average remaining years of service of the employees. Actuarial gains or losses are amortized in the years following the year in which gains or losses are recognized by the straight-line method over the average remaining years of service of the employees.

13.	Hedge accounting for some of the forward foreign currency exchange contracts is applied.

14.	Transactions subject to consumption taxes are recorded at amounts exclusive of consumption taxes. A consumption tax refund receivable is included in “Others” of current assets.

15.	The consolidated regulatory tax rules and regulations were applied.

Significant Accounting Policy Changes

1.	Beginning with the fiscal year under review, the Company has applied “Accounting Standards for Measurement of Inventories” (Accounting Standards Board of Japan (ASBJ) Statement No. 9, issued by the ASBJ on July 5, 2006). This change in accounting policy had no effect on income for the fiscal year under review.

2.	Beginning with the fiscal year under review, the Company has applied “Accounting Standards for Lease Transactions” (ASBJ Statement No. 13, originally issued by ASBJ on June 17, 1993, and the final revision issued on March 30, 2007) and “Implementation Guidance on Accounting Standards for Lease Transactions” (ASBJ Guidance No. 16, originally issued by the ASBJ on January 18, 1994, and the final revision issued on March 30, 2007). This change in accounting policy had no material effect on income for the fiscal year under review.

Changes in Methods of Presentation

(Unconsolidated Balance Sheets)

1.	Accompanying the application of revisions in certain of the rules for the presentation and preparation of financial statements, as contained in a cabinet order (Cabinet Order No. 50, issued on August 7, 2008), beginning with the fiscal year under review, the accounting items “finished goods,” “parts for sale,” “raw materials,” and “supplies,” previously presented separately under “current assets,” are now presented as follows: “finished goods” and “parts for sale” are presented as a single item “finished goods and parts for sale,” and “raw materials” and “supplies” are presented as a single item “raw materials and supplies.”

Please note that at the end of the fiscal year, “finished goods” and “parts for sale” presented in the item “finished goods and parts for sale” were ¥57,912 million and ¥35,800 million, respectively. In addition, “raw materials” and “supplies” presented in the item “raw materials and supplies” were ¥20,015 million and ¥21,082 million, respectively.

2.	“Consumption taxes payable,” which were presented as a separate item through the end of the previous fiscal year, have now been included in “others” because the amount of these taxes payable has diminished.

Please note that the amount of “accrued consumption taxes” contained in “others” at the end of the fiscal year under review amounted to ¥17,086 million.

Additional Information

1.	In December 2008, the Board of Directors of the Company has approved an amendment to the Honda Pension Fund, of which the Company was a member. This plan amendment, effective from April 1, 2009, mainly revises pension benefits for those employees who retire on or after April 1, 2009, to be calculated using annuity pension conversion rates which are linked to market interest rates and contain a ceiling and a floor. Subsequent to the approval of the plan amendment, the Company remeasured and decreased its projected benefit obligation ¥75,659 million and liabilities for prior service were accrued in the same amount. The resulting prior service benefits are being amortized over the average remaining service period since January 2009.

2.	At the Ordinary General Meeting of Shareholders held in June 2008, a proposal to approve the abolishment of the Company’s system for the payment of retirement benefits to Directors and make final payments of allowances for retirement benefits for Directors was approved. As a result, the full amount of the allowance for retirement benefits for Directors was reversed, and the unpaid portion of the final payments of such retirement benefits was included in the “other payables” item under current liabilities and the “others” item under non-current liabilities.

3.	At the Ordinary General Meeting of Shareholders held in June 2008, the decision was made to make final payments of Operating Officers’ retirement benefits. As a consequence, the full amount of the allowance for Operating Officers’ retirement benefits was reversed, and the unpaid portion of the final payments of such retirement benefits was included in the “other payables” item under current liabilities and the “others” item under non-current liabilities.

Notes for Balance Sheets (as of March 31, 2008 and 2009)

	Yen (millions)
	2008	2009
1. The value of credits from and debts to subsidiaries and affiliates is as follows:
Short-term credits from subsidiaries and affiliates	¥413,529	¥351,860
Short-term debts to subsidiaries and affiliates	¥186,011	¥118,058
Long-term credits from subsidiaries and affiliates	¥10,770	¥12,095
Long-term debts to subsidiaries and affiliates	¥1,564	¥1,628

2. Guarantee issued and similar activities are as follows:

(1)	The balance of guarantees issued and similar activities

Guarantee issued

Guaranteed company	2008 Guarantee amount Yen (millions)	Nature of guaranteed issued
Honda Bank GmbH	60	Deposits
Honda Logistics Inc.	27	Bank borrowings
Honda Engineering Co., Ltd.	8	Bank borrowings
Honda Foundry Co., Ltd.	6	Bank borrowings
Honda Racing Corporation	3	Bank borrowings
Employees (Including employees of affiliates)	36,678	Employees’ bank borrowings using the “Honda Housing Mutual Aid” system, etc.

Total	36,785

Guaranteed company	2009 Guarantee amount Yen (millions)	Nature of guaranteed issued
Honda Bank GmbH	82	Deposits
Honda Logistics Inc.	20	Bank borrowings
Honda Engineering Co., Ltd.	7	Bank borrowings
Honda Foundry Co., Ltd.	5	Bank borrowings
Honda Racing Corporation	3	Bank borrowings
Employees (Including employees of affiliates)	33,824	Employees’ bank borrowings using the “Honda Housing Mutual Aid” system, etc.

Total	33,945

Similar activities
Company	2008 Amount Yen (millions)	Nature of liabilities
American Honda Finance Corporation	2,776,622	Medium-term notes and commercial paper
Honda Canada Finance Inc.	435,417	Commercial paper, unsecured corporate bonds and medium-term notes
Honda Finance Co., Ltd.	411,000	Unsecured corporate bonds and commercial paper
Honda Finance Europe plc	39,121	Commercial paper
Honda Leasing (Thailand) Company Limited	20,670	Unsecured corporate bonds
Honda Bank GmbH	6,327	Commercial paper

Total	3,689,158

Company	2009 Amount Yen (millions)	Nature of liabilities
American Honda Finance Corporation	2,540,759	Medium-term notes, commercial paper and bank borrowings
Honda Finance Co., Ltd.	401,000	Unsecured corporate bonds and commercial paper
Honda Canada Finance Inc.	389,278	Unsecured corporate bonds, commercial paper and medium-term notes
Honda Finance Europe plc	28,090	Commercial paper
Honda Leasing (Thailand) Company Limited	23,460	Unsecured corporate bonds
Honda Bank GmbH	10,387	Commercial paper

Total	3,392,974

Similar activities comprise keep-well agreements between the Company and subsidiaries, which were issued for credit enhancement to support the subsidiaries’ financing.

(2)	Other

The Company has been examined with regard to transfer pricing taxation for the period from the year ended March 31, 2003 to the year ended March 31, 2007. The Company has not yet recognized any tax liability related to this examination in the financial statement as of March 31, 2008 as the examination has not been completed.

Notes for Statements of Income (for the fiscal years ended March 31, 2008 and 2009)

	Yen (millions)
	2008	2009
1. Transactions with subsidiaries and affiliates are as follows:
Sales to subsidiaries and affiliates	¥3,279,259	¥2,693,980
Purchases from subsidiaries and affiliates	¥1,023,544	¥ 857,880
Non-operating transactions with subsidiaries and affiliates	¥ 243,844	¥ 223,541

2. Total research and development expenses	¥ 576,173	¥ 589,221

3. To concentrate its management resources in necessary business domains, the Company reported extraordinary losses amounting to ¥56,582 million for the fiscal year. These extraordinary losses were incurred mainly due to the sale of an affiliated company and valuation losses on equity investment accompanying the Company’s withdrawal from certain racing activities, costs related to the disposal of the fixed assets, etc., accompanying the suspension of development of new models, and compensation payments to certain business partners.

Notes for Statements of Stockholders’ Equity

	2008	2009
Number of treasury shares at end of fiscal year are as follows:
Common stock	20,219,745 shares	20,219,430 shares

Tax-Effect Accounting

	Yen (millions)
	Mar. 31, 2008	Mar. 31, 2009
1. Breakdown of the principal factors giving rise to deferred tax assets and deferred tax liabilities
(Deferred Tax Assets)
Reserve for retirement benefits surplus	¥34,185	¥42,805
Reserve for product warranties provision	49,511	41,429
Operating loss carryforwards	—	38,256
Depreciation and amortization surplus	37,415	34,923
Software and tax deferred assets provision	24,221	24,760
Inventory assets evaluation related provision	11,597	16,279
Foreign tax deduction	11,366	15,317
Reserve for bonuses provision	17,147	11,161
Provision for doubtful accounts surplus	6,895	5,578
Negotiable securities write-down provision	2,121	4,709
Reserve for accrued corporate officer retirement bonuses	—	2,434
Accrued income tax provision	4,997	—
Reserve for corporate officer retirement bonuses provision	2,784	—
Other	11,685	7,803

Deferred tax asset subtotal	213,928	245,459
Allowance account	(4,261)	(16,693)

Deferred tax asset total	209,667	228,766

(Deferred Tax Liabilities)
Advanced depreciation of fixed assets	(8,359)	(8,251)
Evaluation change for other marketable securities	(23,417)	(8,224)
Accrued business tax refund	—	(4,977)
Special depreciation and amortization	(1,241)	(996)
Other	(307)	—

Deferred tax liability total	(33,326)	(22,448)

Net deferred tax asset total	¥176,341	¥206,317

Notes to Information about Fixed Assets Used for Leases

These leases are finance leases other than those recognized as providing for ownership transfers.

		Yen (millions)
		Mar. 31, 2008	Mar. 31, 2009
1.	Acquisition cost value	5,835	—
2.	Accumulated depreciation	2,935	—
3.	Balance at year-end (value of prepaid lease payments)	2,900	—

Notes to Information about Per Common Share

Net assets per common share and net income per common share are as follows: Yen

		Mar. 31, 2008	Mar. 31, 2009
1.	Net assets per common share	1,031.03	908.39

		Year ended Mar. 31, 2008	Year ended Mar. 31, 2009
2.	Net income (loss) per common share	164.44	(32.88)

Basic net income (loss) per common share has been computed by dividing net income available to common stockholders by the weighted average number of shares outstanding during each year. The weighted average number of shares outstanding for the years ended March 31, 2008 and 2009 was 1,815,863,250 and 1,814,609,728, respectively. There were no potentially dilutive shares outstanding during the years ended March 31, 2008 or 2009.

Independent Auditors’ Report

Independent Auditors’ Report

The Board of Directors	May 8, 2009
Honda Motor Co., Ltd.

KPMG AZSA & Co.
Masanori Sato (Seal)	Designated and Engagement Partner, Certified Public Accountant
Kensuke Sodekawa (Seal)	Designated and Engagement Partner, Certified Public Accountant
Hideaki Koyama (Seal)	Designated and Engagement Partner, Certified Public Accountant

We have audited the consolidated statutory report, that is the consolidated balance sheet, the consolidated statement of income, the consolidated statement of stockholders’ equity and the notes to consolidated statutory report of Honda Motor Co., Ltd. for the year from April 1, 2008 to March 31, 2009 in accordance with Article 444 (4) of the Corporate Law. The consolidated statutory report is the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated statutory report based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require that we obtain reasonable assurance about whether the consolidated statutory report is free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the consolidated statutory report. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statutory report referred to above presents fairly, in all material respects, the consolidated financial position of Honda Motor Co., Ltd. and consolidated subsidiaries as of March 31, 2008 and the consolidated results of their operations for the year then ended, in conformity with the Article 120 (1) of the regulation on the Corporate Law and the recognition and measurement criteria of accounting principles generally accepted in the United States of America (Refer to Note 4 of “Significant Accounting Policies” of the notes to the consolidated statutory report).

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Independent Auditors’ Report

The Board of Directors	May 8, 2009
Honda Motor Co., Ltd.

KPMG AZSA & Co.
Masanori Sato (Seal)	Designated and Engagement Partner, Certified Public Accountant
Kensuke Sodekawa (Seal)	Designated and Engagement Partner, Certified Public Accountant
Hideaki Koyama (Seal)	Designated and Engagement Partner, Certified Public Accountant

We have audited the statutory report, comprising the balance sheet, the statement of income, the statement of changes in net assets and the related notes, and its supporting schedules of Honda Motor Co., Ltd. as of March 31, 2009 and for the 85th business year from April 1, 2008 to March 31, 2009 in accordance with Article 436 (2)  of the Corporate Law. The statutory report and supporting schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the statutory report and supporting schedules based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report and supporting schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supporting schedules. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statutory report and supporting schedules referred to above present fairly, in all material respects, the financial position and the results of operations of Honda Motor Co., Ltd. for the period, for which the statutory report and supporting schedules were prepared, in conformity with accounting principles generally accepted in Japan.

Additional Information

As described in No. 2-(2) of Notes for Balance Sheets of the related notes, the Company has been examined with regard to transfer pricing taxation for the period from the year ended March 31, 2003 to the year ended March 31, 2007. The Company has not yet recognized any tax liability related to this examination in the financial statement as of March 31, 2009 as the examination has not been completed.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Audit Report of the Board of Corporate Auditors

Audit Report

Mr. Takeo Fukui

President and Representative Director of

Honda Motor Co., Ltd.

The Board of Corporate Auditors has prepared this Audit Report regarding the performance of duties by the Directors for the 85th fiscal year from April 1, 2008 to March 31, 2009, upon deliberation based on the audit reports prepared by each Corporate Auditor, and hereby reports as follows:

1. Auditing Methods Employed by the Corporate Auditors and the Board of Corporate Auditors and Details of Such Methods

The Board of Corporate Auditors established auditing policies, assignment of duties, etc., and received reports from each Corporate Auditor regarding their execution of audits and results thereof, and received reports from the Directors, etc. and the Accounting Auditor regarding performance of their duties, and sought explanations as necessary.

Each Corporate Auditor, in accordance with the auditing standards of Corporate Auditors established by the Board of Corporate Auditors, following the auditing policies, assignment of duties and other relevant matters, communicated with the Directors, the Audit Office and other employees, etc., made efforts to collect information and establish the environment for auditing, and participated in the meetings of the Board of Directors and other important meetings, received reports from the Directors and employees regarding performance of their duties, sought explanations as necessary, examined important documents on business decisions, etc., and surveyed the status of operations and assets at the head office and principal business offices. In addition, each Corporate Auditor monitored and verified the content of the resolution of the Board of Directors regarding the establishment of the system for ensuring that the performance of duties by the Directors conforms to the laws and regulations and Articles of Incorporation and other systems stipulated in Paragraphs 1 and 3 of Article 100 of the Enforcement Regulations of the Corporation Law as being necessary for ensuring appropriateness of the Company’s operations, and the status of the systems established based on such resolution (Internal Control Systems). With respect to subsidiaries, Corporate Auditors communicated and exchanged information with Directors and Corporate Auditors of subsidiaries, and received business reports from subsidiaries as necessary. Based on the above methods, Corporate Auditors examined the business report and the accompanying detailed statements for this fiscal year.

Furthermore, Corporate Auditors monitored and verified whether the Accounting Auditor maintained its independence and implemented appropriate audits, and received reports from the Accounting Auditor regarding the performance of its duties and sought explanations as necessary. In addition, Corporate Auditors received notice from the Accounting Auditor that “System for ensuring that duties are performed properly” (matters set forth in each item of Article 131 of the Company Accounting Regulations) is established in accordance with the “Quality Control Standards Regarding Audits” (Business Accounting Council, October 28, 2005), etc., and sought explanations as necessary. Based on the above methods, Corporate Auditors examined the unconsolidated financial statements (unconsolidated balance sheets, unconsolidated statements of income, unconsolidated statement of changes in net assets and notes to the unconsolidated financial statements) and the supplementary schedules thereto, and the consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statements of stockholders’ equity and notes to consolidated financial statements) for this fiscal year.

2. Results of Audit

(1)	Results of Audit of Business Report, etc.

1.	The business report and the supplementary schedules thereto fairly represent the status of the Company in accordance with the applicable laws and regulations and Articles of Incorporation.

2.	No misconduct or material violation of laws, regulations or the Articles of Incorporation was found with regard to the performance of duties by the Directors.

3.	The content of the resolution of the Board of Directors regarding the Internal Control Systems is appropriate. In addition, no matter was found on which to remark in regard to the performance of duties by the Directors regarding the Internal Control Systems.

(2)	Results of Audit of unconsolidated financial statements and the supplementary schedules thereto.

The methods and results of the audit performed by the Accounting Auditor, KPMG AZSA & Co., are appropriate.

(3)	Results of Audit of consolidated financial statements.

The methods and results of the audit performed by the Accounting Auditor, KPMG AZSA & Co., are appropriate.

May 13, 2009

Board of Corporate Auditors

Honda Motor Co., Ltd.

Corporate Auditor (Full-time)	Toru Onda (Seal)
Corporate Auditor (Full-time)	Shinichi Sakamoto (Seal)
Corporate Auditor (Outside)	Koukei Higuchi (Seal)
Corporate Auditor (Outside)	Fumihiko Saito (Seal)
Corporate Auditor (Outside)	Yuji Matsuda (Seal)

REFERENCE

Forecasts for the Fiscal Year Ending March 31, 2010

In regard to the forecasts of the financial results for the fiscal year ending March 31, 2010, Honda projects consolidated and unconsolidated results to be as shown below:

These forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar and the euro will be ¥95 and ¥125, respectively, for the first half of the year ending March 31, 2010, and ¥95 and ¥125, respectively, for the full year ending March 31, 2010.

— Consolidated

	Yen (billions)/Changes from the previous fiscal period
	First half ending September 30, 2009		Fiscal year ending March 31, 2010
Net sales and other operating revenue	3,950	(-30.6)%	8,370	(-16.4)%
Operating income (loss)	-110	—	10	(-94.7)%
Income (loss) before income taxes, minority interest and equity in income of affiliates	-110	—	10	(-93.8)%
Net income (loss) attributable to Honda Motor Co., Ltd.	-55	—	40	(-70.8)%

Note:

“Net income (loss) attributable to Honda Motor Co., Ltd.” is equivalent to “Net income” in the consolidated financial statements issued for the financial years ended March 31, 2008 and before.

— Unconsolidated

Yen (billions)/Changes from the previous fiscal year

	Fiscal year ending March 31, 2010
Net sales	2,710	(-20.4)%
Operating loss	-148	—
Ordinary income	119	—
Net income	141	—

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could materially differ from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the euro and other major currencies, as well as other factors detailed from time to time. The various factors for increases and decreases in income have been classified in accordance with a method that Honda considers reasonable.

— Stock Price Changes

	FY2006	FY2007	FY2008	FY2009
Period High	¥3,750	¥4,940	¥4,600	¥3,910
	(2006/3)	(2007/2)	(2007/7)	(2008/6)
Period Low	¥2,510	¥3,270	¥2,610	¥1,643
	(2005/5)	(2006/6)	(2008/3)	(2008/12)
Period End	¥3,645	¥4,110	¥2,845	¥2,315

*	The Company did a two-for-one stock split for the Company’s common stock effective July 1, 2006, and share price figures for prior periods have been recalculated to provide a consistent basis for comparison. Accordingly, the recalculated prices differ from actual prices.

— Shareholders

	FY2007 Year-End (As of March 31, 2007)		FY2008 Year-End (As of March 31, 2008)		FY2009 Year-End (As of March 31, 2009)
Categories	Thousand shares	Number of shareholders	Thousand shares	Number of shareholders	Thousand shares	Number of shareholders
Individuals	175,920	181,584	182,430	206,654	188,845	224,632
National and Local Public Entities	15	1	—	—	46	2
Financial Institutions	776,262	377	762,810	362	823,702	333
Securities Companies	39,406	85	35,275	81	15,020	56
Other Domestic Corporations	190,548	2,310	185,117	1,802	183,844	1,803
Foreigners	640,654	1,039	648,974	1,012	603,149	1,051
Treasury Stock	12,020	1	20,219	1	20,219	1

Total	1,834,828	185,397	1,834,828	209,912	1,834,828	227,878

Note:	The numbers of shares above disregard and round off amounts of less than one thousand.

Honda Motor Co., Ltd.